As filed with the Securities and Exchange Commission on May 3, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NUTRISYSTEM, INC.

(Exact name of Registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	5961 (Primary Standard Industrial Classification Code No.)	23-3012204 (I.R.S. Employer Identification No.)

200 Welsh Road

Horsham, Pennsylvania 19044

(215) 706-5300

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

James D. Brown

Chief Financial Officer

NutriSystem, Inc.

200 Welsh Road

Horsham, Pennsylvania 19044

(215) 706-5300

(Name and Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

James W. McKenzie, Jr. Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 (215) 963-5000	Paul J. Jaskot Reed Smith LLP 2500 One Liberty Place 1650 Market Street Philadelphia, PA 19103-7301 (215) 851-8100

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee
Common Stock, $.001 par value per share	5,077,250 shares	$9.23	$46,863,017	$5,516.00

(1)	Includes 662,250 shares that may be sold upon exercise of the underwriters’ overallotment option.
(2)	Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices reported on the American Stock Exchange on April 27, 2005.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 3, 2005

PROSPECTUS

4,415,000 Shares

Common Stock

NutriSystem, Inc. is offering 1,800,000 shares of common stock and the selling stockholders identified in this prospectus are offering an additional 2,615,000 shares. We will not receive any of the proceeds from the sale of the shares sold by the selling stockholders. We have granted the underwriters a 30-day option to purchase up to an additional 662,250 shares to cover over-allotments, if any.

Our common stock is traded on the American Stock Exchange under the symbol “NSI.” The last reported sale price on May             , 2005 was $             per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 5.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC

Legg Mason Wood Walker Incorporated	The Seidler Companies Incorporated

The date of this prospectus is                     , 2005

You should rely only on the information contained in this prospectus. Neither we, nor the selling stockholders, have authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

In this prospectus “we,” “us” and “our” refer to NutriSystem, Inc. and its subsidiaries. Our “predecessors” and our “predecessor businesses” are other legal entities, including Nutri/System L.P. and Nutri/System Direct, L.L.C., that operated the NutriSystem business through company-owned and franchised weight loss centers. We purchased substantially all of the assets of our predecessor businesses in transactions described in more detail in a Form 10 we filed with the Securities and Exchange Commission, or the Commission, on December 17, 1999.

Our fiscal years end on December 31, and, unless the context otherwise requires, all references to years in this prospectus are to our fiscal years.

NutriSystem®, NutriSystem Nourish™ and Slim and Tone® and each of the logos associated with those names are registered trademarks and/or service marks of NutriSystem, Inc. and/or its subsidiaries. This prospectus contains other trademarks, trade names and service marks that are the property of others.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in or incorporated by reference in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors included in this prospectus, as well as the consolidated financial statements and related notes incorporated by reference in this prospectus.

Our Company

We are a leading marketer and provider of a weight management system based on a portion-controlled meal program. Typically, our customers purchase monthly food packages containing a 28-day supply of breakfasts, lunches, dinners and snacks, which they supplement with fresh milk, fruit and vegetables. Most of our customers order on an auto-delivery basis, which we call Autoship, in which we send the customer a month’s food supply on an ongoing basis until notified by the customer to stop shipments. Our Autoship program is currently priced at $279 per shipment, making a full day’s supply of three meals and one snack priced at less than $10.00 a day. Our food is shelf stable at room temperature and will last for up to two years, making it relatively inexpensive to ship and store. As part of our weight management program, we provide online and telephone counseling and support to our customers using our trained diet counselors.

In December 2002, a new management team led by our CEO, Michael J. Hagan, and our President, George Jankovic, began a series of strategic initiatives to revitalize our brand and attract new customers, including:

•	hiring key management executives in marketing, product development and fulfillment;

•	using market research to position our brand properly;

•	launching a cohesive direct response marketing program, including advertising our brand and increasing publicity of our product;

•	building systems and controls to measure our marketing and advertising performance; and

•	launching the NutriSystem Nourish program built on foods with improved taste and ranking low on the glycemic index.

To promote our brand, we market our weight management system through multiple media, including television, print, direct mail, internet and public relations. We sell our weight management program primarily through our direct channel, which is a direct-to-consumer sales and distribution approach using the internet and telephone (81% of 2004 revenues), the QVC Shopping Network (11% of 2004 revenues), and other channels, including two legacy channels that accounted for 8% of 2004 revenues. We outsource the production of food products to a number of food manufacturers. Additionally, we outsource approximately two-thirds of our fulfillment operations to third-party providers.

With our new NutriSystem Nourish branded weight management system and a higher and more effective marketing spend, our overall financial performance has improved. In fiscal 2004, net revenues increased 68% to $38.0 million from $22.6 million in 2003; and operating income was $1.5 million versus a loss of $2.5 million in 2003.

Our Industry

We operate in the weight management industry. Weight management is a challenge for a significant portion of the U.S. population. A study from the Centers for Disease Control and Prevention completed in 2002 estimated that 65% of the adult population is overweight and 31% is obese, an increase from 45% and 13%, respectively, in 1962. Our industry provides methods to combat the risks of being overweight or obese. These methods include a wide variety of self-help books, food products, appetite suppressants, commercial weight loss programs, nutritional supplements, pharmaceutical products, nutrition education products, exercise programs, medical treatments and counseling. According to a March 2003 MSNBC report, U.S. annual spending was estimated to be $17 billion on dietary supplements, $12 billion on health club memberships, $5.5 billion on health foods and beverages, $5 billion on personal gym equipment and more than $444 million on health and diet-related books.

Competitive Strengths

We offer our customers a complete weight management system that includes 28 days of portion-controlled meals and snacks as well as access to our weight management counselors through the internet or over the telephone. We believe that our system offers consumers a sensible approach to losing weight without the use of faddish, unhealthy or unrealistic weight-loss methods. We intend to capitalize on the following competitive strengths to grow:

•	demonstrated product efficacy, which helps us attract and retain new customers;

•	strong brand recognition, which we intend to leverage to add new customers;

•	a low cost, highly scalable business model, which will allow us to grow our business without large investments in infrastructure;

•	a superior customer value proposition, which we believe allows us to effectively compete in the weight-loss industry; and

•	favorable industry demographics, which create increasing demand for our products and services.

Recent Developments

On April 25, 2005 we announced results for the first quarter of 2005. Highlights included:

•	an increase of 182% in revenues to $37.4 million in the first quarter of 2005 from $13.3 million in revenues in the first quarter of 2004;

•	the addition of approximately 64,000 new direct channel customers in the first quarter of 2005, a 232% increase from approximately 19,300 new direct customers added in the first quarter of 2004;

•	the customer acquisition cost for our direct channel declined from $139 in the first quarter of 2004 to $124 in the first quarter of 2005;

•	improvement in operating income of 334% to $5.4 million in the first quarter of 2005 from $1.2 million in the first quarter of 2004;

•	an increase of 333% in net income to $3.2 million ($0.10 per diluted share) in the first quarter of 2005 as compared to net income of $745,000 ($0.02 per diluted share) in the first quarter of 2004; and

•	cash and cash equivalents of $9.1 million on March 31, 2005, boosted by net cash from operations of $4.7 million in the first quarter of 2005.

The Offering

Common stock offered by us	1,800,000 shares

Common stock offered by the selling stockholders	2,615,000 shares

Common stock to be outstanding after this offering	31,932,860 shares

Use of proceeds

We intend to use the net proceeds to:

•   enter new channels of distribution;

•   launch new weight management products and services;

•   enter international markets;

•   acquire complementary businesses; and

•   provide working capital and for other general corporate purposes

American Stock Exchange symbol	NSI

The number of shares of common stock that will be outstanding after this offering is based on 30,132,860 shares outstanding as of December 31, 2004, and excludes:

•	5,138,176 shares of common stock that are issuable on exercise of stock options that were outstanding as of December 31, 2004 at a weighted average exercise price of $1.56 per share.

•	1,310,501 shares of common stock that are reserved for future grants of stock options or restricted common stock purchase rights as of December 31, 2004.

Unless otherwise specifically stated, information throughout this prospectus assumes no exercise of outstanding options to purchase shares of common stock and no exercise of the underwriters’ over-allotment option.

Company Information

Principal Executive Offices: NutriSystem, Inc. 200 Welsh Road Horsham, Pennsylvania 19044 Phone: (215) 706-5300	Internet Address: www.nutrisystem.com (Information contained on our website is not a part of this prospectus.) State (Year) of Incorporation: Delaware (1999)

Summary Consolidated Financial and Operating Data

(in thousands, except per share and operating data)

The following tables summarize our consolidated financial data and operating data for the periods presented below. You should read this summary consolidated financial and operating data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus and our consolidated financial statements and related notes incorporated by reference in this prospectus.

	Year Ended December 31,
	2004	2003	2002
Statement of Operations Data:
Net revenues	$37,996	$22,575	$27,569
Operating income (loss) from continuing operations	1,529	(2,485)	2,413
Net income	1,019	812	2,411
Basic and diluted earnings per share:
Continuing operations	$0.03	$0.03	$0.08
Disposal of discontinued operation	—	—	0.01

Basic and diluted	$0.03	$0.03	$0.09

Weighted average shares outstanding:
Basic	29,206	26,733	26,475
Diluted	31,842	27,064	26,917

Statement of Cash Flows Data:
Depreciation and amortization	$268	$223	$336
Net cash provided by (used in) operating activities	2,795	(1,920)	2,913
Capital additions	(688)	(528)	(84)

Operating Data (direct channel only):
New customers:
Program(1)	48,377	16,744	19,579
Total	51,783	22,960	25,066
Marketing/new customer:
Program(1)	$156	$211	$65
Total	146	154	50
New customer revenue/new customer:
Program(1)	$482	$467	$483
Total	460	381	428

	December 31, 2004
	Actual	As Adjusted(2)
Balance Sheet Data:
Cash and cash equivalents	$4,201	$
Working capital	5,100
Total assets	17,825
Note payable (excluding current portion)	272
Stockholders’ equity	12,175

(1)	We define a customer with an initial purchase of $100 or more to be a “program” new customer.
(2)	As adjusted to give effect to the sale of 1,800,000 shares of our common stock by us in this offering at an assumed public offering price of $ per share after deducting the expected underwriting discount and estimated offering expenses payable by us.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision regarding our common stock. The risks described below are not the only risks we face. Additional risks we are not presently aware of or that we currently believe are immaterial may prove to impair our business and financial performance. Our business could be harmed by any of these risks, whether stated or unstated. Also, the trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our consolidated financial statements and related notes, and the information set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Risks Related to Our Business

Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our marketing expenditures and our ability to select the right markets and media in which to advertise.

Our marketing expenditures were $7.5 million, $3.5 million and $1.3 million in 2004, 2003 and 2002, respectively. Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our marketing expenditures, including our ability to:

•	create greater awareness of our brand and our program;

•	identify the most effective and efficient level of spending in each market, media and specific media vehicle;

•	determine the appropriate creative message and media mix for advertising, marketing and promotional expenditures;

•	effectively manage marketing costs (including creative and media) in order to maintain acceptable customer acquisition costs;

•	select the right market, media and specific media vehicle in which to advertise; and

•	convert consumer inquiries into actual orders.

Our planned marketing expenditures may not result in increased revenues or generate sufficient levels of brand name and program awareness. We may not be able to manage our marketing expenditures on a cost-effective basis whereby our customer acquisition cost may exceed the contribution profit generated from each additional customer.

If we are able to grow our business, we may not be able to manage our growth successfully.

If we are able to increase our customer base and grow our business, we will face business risks commonly associated with rapidly growing companies, including the risk that existing management, information systems and financial controls may be inadequate to support our growth. We cannot predict whether we will be able to respond on a timely basis, or at all, to the changing demands that our growth may impose on our existing management and infrastructure. For example, increasing demands on our infrastructure could cause any of the following:

•	delays in order intake time both on our website as well as through call centers;

•	delays in order processing, packaging and shipping;

•	failures to provide our customers with their specific food selections;

•	inadequate numbers of telephone counselors, customer service representatives and other personnel; and

•	an inability to route all calls during spikes to the appropriate personnel.

If we fail to adapt our management, information systems and financial controls to our growth, or if we encounter other unexpected difficulties, our business, financial condition and operating results will suffer.

We rely on third parties to provide us with adequate food supply and certain fulfillment, internet, networking and call center services, the loss of any of which could cause our revenues, earnings or reputation to suffer.

Food Manufacturers.    We rely solely on third-party manufacturers to supply all of the food and other products we sell, three of which supplied approximately two-thirds of our food in 2004. We do not currently have written contracts with any of these manufacturers and therefore are not assured of an adequate supply or pricing on a long-term basis. If we are unable to obtain sufficient quantity, quality and variety of food and other products in a timely and low cost manner from our manufacturers, we will be unable to fulfill our customers’ orders in a timely manner, which may cause us to lose revenues and market share or incur higher costs, as well as damage the value of the NutriSystem brand.

Fulfillment.    Approximately two-thirds of our order fulfillment is handled by a third party, Ozburn-Hessey Logistics, or OHL. Should OHL be unable to service our needs for even a short duration, our revenues and business could be harmed. Additionally, the cost and time associated with replacing OHL on short notice would add to our costs. Any replacement fulfillment provider would also require startup time, which could cause us to lose sales and market share.

Internet, Networking and Call Centers.    Our business also depends on a number of third parties for internet access, networking and call center services, and we have limited control over these third parties. Should our network connections go down, our ability to fulfill orders would be delayed. Further, if our website or call centers become unavailable for a noticeable period of time due to internet or communication failures, our business could be adversely affected, including harm to our brand and loss of sales.

Therefore, we are dependent on maintaining good relationships with these third parties. The services we require from these parties may be disrupted by a number of factors associated with their businesses, including the following:

•	labor disruptions;

•	delivery problems;

•	internal inefficiencies;

•	equipment failure;

•	natural or man-made disasters; and

•	with respect to our food suppliers, shortages of ingredients or United States Department of Agriculture (“USDA”) and United States Food and Drug Administration (“FDA”) compliance issues.

We are dependent on the QVC Shopping Network for a significant percentage of revenues.

In 2004, sales of our products through our relationship with the QVC Shopping Network accounted for 11% of our net revenues. We estimate that 8% to 10% of our revenues for 2005 will be from our relationship with QVC. For 2005, we have a one year contractual agreement with QVC with an automatic extension unless either party decides not to extend the agreement and a minimum level of sales has not been achieved for the year. Under the QVC agreement, QVC controls when and how often our products and services are offered on-air, and we are not guaranteed any minimum level of sales or transactions. QVC has the exclusive right to promote our products using direct response television programs other than our own infomercials during the contract term and on a non-exclusive basis for two years thereafter. If QVC elects not to renew the agreement or reduces airtime for promoting our products, our operating profits will suffer and we will be prohibited from selling our products through competitors of QVC for six months after the termination of the agreement.

We may be subject to claims that our personnel are unqualified to provide proper weight loss advice.

Most of our counselors for our weight management program do not have extensive training or certification in nutrition, diet or health fields and have only undergone the training they receive from us. We may be subject to claims from our customers alleging that our personnel lack the qualifications necessary to provide proper advice regarding weight loss and related topics. We may also be subject to claims that our personnel have provided inappropriate advice or have inappropriately referred or failed to refer customers to health care providers for matters other than weight loss. Such claims could result in damage to our reputation and divert management’s attention from our business, which would adversely affect our business.

We may be subject to health-related claims from our customers.

Our weight loss program does not include medical treatment or medical advice, and we do not engage physicians or nurses to monitor the progress of our customers. Many people who are overweight suffer from other physical conditions, and our target consumers could be considered a high-risk population. A customer who experiences health problems could allege or bring a lawsuit against us on the basis that those problems were caused or worsened by participating in our weight management program. For example, our predecessor businesses suffered substantial losses due to health-related claims and related publicity. Currently, we are neither subject to any such allegations nor have we been named in any such litigation. However, if we were, we would defend ourselves against such claims. Defending ourselves against such claims, regardless of their merit and ultimate outcome, would likely be lengthy and costly, and adversely affect our results of operations. Further, our general liability insurance may not cover claims of these types.

The weight management industry is highly competitive. If any of our competitors or a new entrant into the market with significant resources pursues a weight management program similar to ours, our business could be significantly affected.

Competition is intense in the weight management industry and we must remain competitive in the areas of program efficacy, price, taste, customer service and brand recognition. Some of our competitors are significantly larger than us and have substantially greater resources. Our business could be adversely affected if someone with significant resources decided to imitate our weight management program. For example, if a major supplier of pre-packaged foods decided to enter this market and made a substantial investment of resources in advertising and training diet counselors, our business could be significantly affected. Any increased competition from new entrants into our industry or any increased success by existing competition could result in reductions in our sales or prices, or both, which could have an adverse effect on our business and results of operations.

New weight loss products or services may put us at a competitive disadvantage.

On an ongoing basis, many existing and potential providers of weight loss solutions, including many pharmaceutical firms with significantly greater financial and operating resources than us, are developing new products and services. The creation of a weight loss solution, such as a drug therapy, that is perceived to be safe, effective and “easier” than a portion-controlled meal plan would put us at a disadvantage in the marketplace and our results of operations could be negatively affected.

If we pursue competitive advertising, we may be subject to litigation from our competitors.

If we pursue competitive advertising, our competitors may pursue litigation regardless of its merit and chances of success. Defending such litigation may be lengthy and costly, strain our resources and divert management’s attention from their core responsibilities, which would have a negative impact on our business.

If consumers do not widely accept an online or telephonic source for weight management products and services, we will be unable to increase our customer base.

Our success depends on attracting and retaining a high volume of online and telephonic customers. Factors that could prevent or delay the widespread consumer acceptance of purchasing weight management products and services online or by telephone include problems with or customer concerns about:

•	the security of online or telephonic transactions;

•	the loss of privacy with respect to personal weight and health information;

•	delays in responses to inquiries;

•	delivery time associated with online or telephone orders, compared to the immediate receipt of products at a store or weight loss center;

•	shipping charges, which do not apply to shopping at stores or traditional weight loss centers;

•	the ability to return or exchange orders;

•	the absence of face-to-face contact with counselors and other dieters; and

•	the loss of the discipline, accountability and support associated with group sessions.

If these or other factors cause existing and potential customers not to accept our direct-to-consumer business strategy, we will not be able to maintain our growth and our operating results will suffer.

Future acquisitions and the pursuit of new business opportunities present risks, and we may be unable to achieve the financial and strategic goals of any acquisition or new business.

A component of our growth strategy is to acquire existing businesses or pursue other business opportunities in the market for weight management and fitness products and services. Even if we succeed in acquiring or building such businesses, we will face a number of risks and uncertainties, including:

•	difficulties in integrating newly acquired or newly started businesses into existing operations, which may result in increasing operating costs that would adversely affect our operating income and earnings;

•	the risk that our current and planned facilities, information systems, personnel and controls will not be adequate to support our future operations;

•	diversion of management time and capital resources from our existing businesses, which could adversely affect their performance and our operating results;

•	dependence on key management personnel of acquired or newly started businesses and the risk that we will be unable to integrate or retain such personnel;

•	the risk that the new products or services we may introduce or begin offering, whether as a result of internal expansion or business acquisitions, will not gain acceptance among consumers and existing customers;

•	the risk that new efforts may have a detrimental effect on our brand;

•	the risk that we will face competition from established or larger competitors in the new markets we may enter, which could adversely affect the financial performance of any businesses we might acquire or start; and

•	the risk that the anticipated benefits of any acquisition or of the commencement of any new business may not be realized, in which event we will not be able to achieve any return on our investment in that new business.

If we do not continue to receive referrals from existing customers, our customer acquisition cost may increase.

We rely on word of mouth advertising for a portion of our new customers. If our brand suffers or the number of customers acquired through referrals drops due to other circumstances, our costs associated with acquiring new customers and generating revenue will increase, which will, in turn, have an adverse affect on our profitability.

We use spokespersons to promote our products. If these spokespersons suffer adverse publicity, our revenues could be adversely affected.

Our marketing strategy depends in part on celebrity spokespersons, such as Zora Andrich and Kat Carney, as well as customer spokespersons to promote our weight management program. Any of these spokespersons may become the subject of adverse news reports, negative publicity or otherwise be alienated from a segment of our customer base, whether weight loss related or not. If so, such events may reduce the effectiveness of his or her endorsement and, in turn, adversely affect our revenues and results of operations.

If we cannot protect and enforce our trademarks and other intellectual property rights, our brand and our business will suffer.

We believe that our trademarks and other proprietary rights are important to our success and competitive position. The actions we take to establish and protect our trademarks and other proprietary rights may prove to be inadequate to prevent imitation of our products or services or to prevent others from claiming violations of their trademarks and proprietary rights by us. In addition, others may develop similar trademarks or other intellectual property independently or assert rights in our trademarks and other proprietary rights. If so, third parties may seek to block or limit sales of our products and services based on allegations that use of some of our marks or other intellectual property constitutes a violation of their intellectual property rights. If we cannot protect our trademarks and other intellectual property rights, or if our trademarks or other intellectual property rights infringe the rights of third parties, the value of our brand may decline, which would adversely affect our results of operations.

We are dependent on our Chief Executive Officer and other key executive officers for future success.

Our future success depends to a significant degree on the skills, experience and efforts of Michael J. Hagan, our Chief Executive Officer, and other key executive officers. The loss of the services of any of these individuals could harm our business. Only two of our key executive officers, George Jankovic and Thomas F. Connerty, have employment agreements with us. In addition, we have not obtained life insurance on any key executive officers. If any key executive officers left us or were seriously injured and became unable to work, the business could be harmed.

Development of our Slim and Tone business may have a negative impact on our core business.

Development of our Slim and Tone business may require us to divert some of our capital resources and management’s time away from our weight management business. Since our Slim and Tone franchisees are independent third parties with their own financial objectives, actions taken by them, including breaches of their contractual obligations, may have negative impact on both our Slim and Tone and NutriSystem brands. Further, if we have to deal with disputes with our Slim and Tone franchisees regarding operations and other contractual issues, our management’s attention could be diverted which could have an adverse affect on our core business.

Our Slim and Tone subsidiary is subject to franchise law and regulations that govern its status as a franchisor and regulates aspects of its franchise relationships. Slim and Tone’s ability to develop facilities and to enforce contractual rights against its franchisees may be adversely affected by these laws and regulations, which could cause its franchise revenues to decline and adversely affect our growth strategy.

Slim and Tone is subject to federal and state laws and regulations, including the regulations of the Federal Trade Commission (the “FTC”), as well as similar authorities in individual states and other jurisdictions, in connection with the offer, sale and termination of Slim and Tone franchises and the regulation of the franchisor-franchisee relationship. Failure to comply with these laws could subject both Slim and Tone and us to liability to franchisees and to fines or other penalties imposed by governmental authorities. In addition, we may become subject to litigation with, or other claims filed with state or federal authorities by, Slim and Tone franchisees based on alleged unfair trade practices, implied covenants of good faith and fair dealing, payment of royalties, location of stores, advertising expenditures, franchise renewal criteria or express violations of franchise agreements. Our Slim and Tone business may encounter compliance problems from time to time and material disputes may arise with one or more Slim and Tone franchisees. Accordingly, Slim and Tone’s failure to comply with applicable franchise laws and regulations, or disputes with Slim and Tone franchisees, could have a material adverse effect on our results of operations, financial condition and growth strategy.

We are exposed to potential risks and we will be incurring increased costs as a result of the internal control testing and evaluation process mandated by Section 404 of the Sarbanes-Oxley Act of 2002.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, we are in the process of documenting, and testing and evaluating the effectiveness of, our internal controls to enable management to report, and permit our independent registered public accountants to evaluate and issue an attestation report, on the effectiveness of our internal controls over financial reporting. We will incur additional operating expenses and our management will devote considerable time and attention to these activities, resulting in a diversion of cash and management time and resources from revenue generating activities to compliance activities. The internal control evaluation, testing and attestation process required by Section 404 is new and we have not had any prior experience with that process. As a result, we may not be able to complete the process by March 1, 2006, when the attestation report is currently required to be issued and our independent registered public accountants may find significant deficiencies or material weaknesses in our internal controls that will have to be reported and remediated by us.

Provisions in our certificate of incorporation may deter or delay an acquisition of us or prevent a change in control, even if an acquisition or a change of control would be beneficial to our stockholders.

Provisions of our certificate of incorporation (as amended) may have the effect of deterring unsolicited takeovers or delaying or preventing a third party from acquiring control of us, even if our stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

Our certificate of incorporation (as amended) permits our Board of Directors to issue preferred stock without stockholder approval upon such terms as the Board of Directors may determine. The rights of the holders of our common stock will be junior to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding common stock. The issuance of a substantial number of preferred shares could adversely affect the price of our common stock.

Risks Related to Our Industry

The weight loss industry is subject to adverse publicity, which could harm our business.

The weight loss industry receives adverse publicity from time to time, and the occurrence of such publicity could harm us, even if the adverse publicity is not directly related to us. In the early 1990s, our predecessor businesses were subject to extremely damaging adverse publicity relating to a large number of lawsuits alleging that the NutriSystem weight loss program led to gall bladder disease. This publicity was a factor that contributed to the bankruptcy of our predecessor businesses in 1993. More recently, our predecessor businesses were severely impacted by significant litigation and damaging publicity related to their customers’ use of fen-phen as an appetite suppressant, which the FDA ordered withdrawn from the market in September 1997. The significant decline in business resulting from the fen-phen problems caused our predecessor businesses to close all of their company-owned weight loss centers.

Congressional hearings about practices in the weight loss industry have also resulted in adverse publicity and a consequent decline in the revenues of weight loss businesses. Future research reports or publicity that are perceived as unfavorable or that question certain weight loss programs, products or methods could result in a decline in our revenues. Because of our dependence on consumer perceptions, adverse publicity associated with illness or other undesirable effects resulting from the consumption of our products or similar products by competitors, whether or not accurate, could also damage customer confidence in our weight loss program and result in a decline in revenues. Adverse publicity could arise even if the unfavorable effects associated with weight loss products or services resulted from the user’s failure to use such products or services appropriately.

Our industry is subject to governmental regulation that could increase in severity and hurt results of operations.

Our industry is subject to federal, state and other governmental regulation. For example, some advertising practices in the weight loss industry have led to investigations from time to time by the FTC and other governmental agencies. Many companies in the weight loss industry, including our predecessor businesses, have entered into consent decrees with the FTC relating to weight loss claims and other advertising practices. We continue to be subject to these consent decrees, which restrict how we advertise the successes our customers have achieved in losing weight through the program and require us to include the phrase “results not typical” in advertisements. Regulation of advertising practices in the weight loss industry may increase in scope or severity in the future, which could have a material adverse impact on our business.

Other aspects of our industry are also subject to government regulation. For example, food manufacturers are subject to rigorous inspection and other requirements of the USDA and FDA, and companies operating in foreign markets must comply with those countries’ requirements for proper labeling, controls on hygiene, food preparation and other matters. If federal, state, local or foreign regulation of our industry increases for any reason, then we may be required to incur significant expenses, as well as modify our operations to comply with new regulatory requirements, which could harm our operating results. Additionally, remedies available in any potential administrative or regulatory actions may include requiring us to refund amounts paid by all affected customers or pay other damages, which could be substantial.

Changes in consumer preferences and discretionary spending could negatively impact our operating results.

Our program features a combination of pre-packaged food selections with online and telephonic support and counseling services, which we believe offer convenience and value to our customers. Our continued success depends, to a large degree, upon the continued popularity of our program versus various other weight loss, weight management and fitness regimens, such as low carbohydrate diets, appetite suppressants and diets featured in the published media. Changes in consumer tastes and preferences away from our pre-packaged food and support and counseling services, and any failure to provide innovative responses to these changes, may have a materially adverse impact on our business, financial condition, operating results, cash flows and prospects.

Additionally, the success of our business and our operating results are dependent on discretionary spending by consumers. A decline in discretionary spending could adversely affect our business, financial condition, operating results and cash flows. Our business could also be adversely affected by general economic conditions, demographic trends, consumer confidence in the economy and changes in disposable consumer income.

The sale of ingested products involves product liability and other risks.

Like other distributors of products that are ingested, we face an inherent risk of exposure to product liability claims if the use of our products results in illness or injury. The foods that we resell are subject to laws and regulations, including those administered by the USDA and FDA that establish manufacturing practices and quality standards for food products. Product liability claims could have a material adverse effect on our business as we do not have contractual indemnification rights against our other suppliers, and our other remedies against third parties and our existing insurance coverage may not be adequate. Distributors of weight loss food products, vitamins, nutritional supplements and minerals, including our predecessor businesses, have been named as defendants in product liability lawsuits from time to time. The successful assertion or settlement of an uninsured claim, a significant number of insured claims or a claim exceeding the limits of our insurance coverage would harm us by adding costs to the business and by diverting the attention of senior management from the operation of the business. We may also be subject to claims that our products contain contaminants, are improperly labeled, include inadequate instructions as to use or inadequate warnings covering interactions with other substances. Product liability litigation, even if not meritorious, is very expensive and could also entail adverse publicity for us and reduce our revenues.

Risks Related to This Offering

Our management has broad discretion over the use of proceeds from this offering.

The net proceeds to us from this offering are expected to be approximately $             million after deducting the expected underwriting discount and estimated offering expenses payable by us. Management will retain broad discretion as to the use and allocation of these net proceeds. Our investors will not have the opportunity to evaluate the economic, financial and other relevant information that we may consider in the application of the net proceeds.

Our stock price has been volatile and its trading volume has been low. These conditions may continue or worsen.

Our common stock has often traded at very low volumes. In addition, our share price may decline in the future, for reasons related, or unrelated, to future operating results. Many factors may cause the market price of our common stock to decline, including the risk factors described in this prospectus and the following:

•	periodic variations in the actual or anticipated financial results of our business or other companies in the weight management and fitness industry;

•	downward revisions in securities analysts’ estimates of our future operating results or of the future operating results of other companies in our industry;

•	material announcements by us or our competitors;

•	public sales of a substantial number of shares of our common stock following this offering;

•	changes in our accounting practices and policies, including our adoption of FASB Statement No. 123 (Revised 2004), “Share-Based Payment,” which is required beginning in 2006;

•	our history of greater revenues and profit in the first half of our fiscal years, as compared to the second half; and

•	adverse changes in general market conditions or economic trends or in conditions or trends in our industry.

If our quarterly results are below the expectations of securities analysts and investors, the price of our common stock may decline.

Many factors, including those described in this “Risk Factors” section, can affect our business, financial condition and results of operations, which makes the prediction of our financial results difficult. These factors include:

•	increases or decreases in the number of orders placed by new and existing customers;

•	changes in market conditions that can affect the demand for our products and services, such as adverse publicity or increased governmental regulation;

•	general economic conditions that may influence the spending decisions of our customers; and

•	the actions of our competitors.

If our quarterly operating results fall below the expectations of securities analysts and investors due to these or other risks, securities analysts may downgrade their ratings on our common stock and some of our stockholders may sell their shares, which could adversely affect the trading prices of our common stock. Additionally, in the past, companies that have experienced declines in the trading price of their shares due to events of this nature have been the subject of securities class action litigation. If we become involved in securities class action litigation in the future, it could result in substantial costs and diversion of our management’s attention and resources, thus harming our business.

We have a large number of shares of our common stock that can be sold in the public market. Future sales of our common stock, or the perception that such future sales may occur, may cause our stock price to decline.

A substantial number of shares of our common stock could be sold into the public market in this offering. Up to 5,077,250 shares could be offered for sale under this prospectus, representing approximately 16.5% of the outstanding common stock as of March 31, 2005. In addition, as of March 31, 2005, another 12,866,450 shares of common stock, excluding shares offered in this prospectus, are being offered for sale under two other registration statements on Form S-3 that became effective on December 5, 2003 and August 17, 2004. The sale of a substantial number of shares of our common stock, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock.

We have a significant number of options outstanding to acquire shares of our common stock that adversely affects any diluted earnings per share calculation and that, when exercised, will dilute existing shareholders and could decrease the market price of our common stock.

We have a significant number of outstanding options to acquire shares of our common stock at various price ranges. Also we will continue to issue equity securities under our equity compensation plans, which, when issued, will continue to adversely affect any diluted earnings per share calculation. In addition to the dilution our existing shareholders will experience once these options are exercised, our shareholders could experience a decline in the market price of our common stock from the sale of these shares in the public market. The negative impact of future equity based grants on our stock price may be exacerbated by our adoption of FASB Statement No. 123R in 2006, which will require us to increase significantly the amount of compensation expense we record upon such grants.

We currently do not foresee any future cash dividend payments. As a result, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We have not declared or paid any cash dividends on our common stock since our initial public offering in 1999. Moreover, we currently intend to retain any future earnings to finance our operations, to pursue our advertising and marketing strategy and to further expand and grow our business. For that reason, we do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. We cannot guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

FORWARD-LOOKING STATEMENTS

Our disclosure in this prospectus contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “may,” “should,” “could,” ”would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.

Any or all of our forward-looking statements included or incorporated by reference in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Forms 10-K, 10-Q and 8-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” on page 5 of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed in “Risk Factors” could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $             million from the sale of 1,800,000 shares of our common stock in this offering, assuming an offering price of              per share, after deducting the expected underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of the common stock being offered by the selling stockholders.

We expect to use the net proceeds to us from this offering, together with our available cash, to:

•	enter new channels of distribution such as selling to retailers;

•	launch new weight management products and services;

•	enter international markets with our products and services;

•	acquire or partner with complementary businesses in weight management or related industries such as health and wellness; and

•	provide working capital and for other general corporate purposes.

Although we have no specific arrangements with respect to acquisitions, from time to time we evaluate acquisition opportunities and hold preliminary discussions with possible acquisition candidates.

Pending these uses, we intend to invest the net proceeds in government securities and large money market funds and to place some of those proceeds in bank deposits.

PRICE RANGE OF COMMON STOCK

Since May 11, 2004, our common stock has traded on the American Stock Exchange under the symbol “NSI.” From May 26, 2001 to May 11, 2004 our common stock traded on the NASDAQ OTC Bulletin Board under the symbol “THIN.OB.” The following table sets forth, for the periods indicated, the high and low sale prices for our common stock as reported on the American Stock Exchange and the NASDAQ OTC Bulletin Board.

	High	Low
Year Ending December 31, 2005
First Quarter	$6.71	$2.81
Second Quarter (through May 2, 2005)	10.72	6.20
Year Ended December 31, 2004
First Quarter	$4.01	$1.69
Second Quarter	4.00	1.65
Third Quarter	1.98	1.09
Fourth Quarter	3.14	1.42
Year Ended December 31, 2003
First Quarter	$0.95	$0.61
Second Quarter	0.82	0.51
Third Quarter	1.50	0.57
Fourth Quarter	2.14	1.16

On May 2, 2005, the last reported sale price of our common stock on the American Stock Exchange was $10.60 per share. As of April 20, 2005, there were 374 holders of record of our common stock.

DIVIDEND POLICY

We have not paid any cash dividends since our inception and currently do not foresee any future cash dividend payments. The declaration and payment of dividends in the future will be determined by our Board of Directors in light of conditions then existing, including our earnings, financial condition, capital requirements and other factors.

CAPITALIZATION

(in thousands, except share and per share amounts)

The following table summarizes our cash and cash equivalents and our capitalization as of December 31, 2004 and on an as adjusted basis to give effect to the sale of 1,800,000 shares of our common stock by us in this offering at an assumed public offering price of $             per share after deducting the expected underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock in this offering by the selling stockholders. The information in the table below should be read in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus and our consolidated financial statements and related notes incorporated by reference in this prospectus.

	December 31, 2004
	Actual	As Adjusted
Cash and cash equivalents	$4,201	$

Note payable (excluding current portion)	$272	$
Stockholders’ equity:
Preferred stock, $.001 par value (5,000,000 shares authorized, no shares outstanding)	—		—
Common stock, $.001 par value (100,000,000 shares authorized; 30,132,860 shares issued and outstanding, actual and 31,932,860 shares issued and outstanding, as adjusted)	30
Additional paid-in capital	33,378
Accumulated deficit	(21,233)

Total stockholders’ equity	12,175

Total capitalization	$12,447	$

The table above excludes the potential dilutive effect of the following:

•	5,138,176 shares of common stock that are issuable on exercise of stock options that were outstanding as of December 31, 2004 at a weighted average price of $1.56 per share.

•	1,310,501 shares of common stock that are reserved for future grants of stock options or restricted common stock purchase rights as of December 31, 2004.

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)

The selected consolidated financial data as of and for the years ended December 31, 2004, 2003 and 2002 set forth below are derived from our audited consolidated financial statements incorporated by reference in this prospectus. The selected consolidated financial data as of and for the years ended December 31, 2001 and 2000 set forth below are derived from our audited consolidated financial statements that are not included or incorporated by reference in this prospectus. The consolidated financial statements as of and for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations. Our historical results are not necessarily indicative of our results of operations for future periods. This selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus and our consolidated financial statements and notes thereto incorporated by reference in this prospectus.

	Year Ended December 31,
	2004	2003		2002	2001		2000
Statement of Operations Data:
Net revenues	$37,996	$22,575		$27,569	$23,798		$20,202

Costs and expenses:
Cost of revenues	21,612	14,870		17,655	14,385		11,711
Marketing	7,548	3,539		1,263	3,565		8,432
General and administrative	7,039	5,829		5,902	5,169		5,432
New program development	—	599		—	—		—
Depreciation and amortization	268	223		336	418		307

Operating income (loss) from continuing operations	1,529	(2,485)		2,413	261		(5,680)

Other income (loss)	134	—		(100)	77		84
Equity in losses of affiliate	—	(157)		(143)	—		—
Interest income, net	36	57		41	98		198
Income tax provision (benefit)	680	(3,397	)(a)	—	—		—
Discontinued operation	—	—		200 (b)	813	(b)	(8,586	)(b)

Net income (loss)	$1,019	$812		$2,411	$1,249		$(13,984)

Basic and diluted earnings (loss) per share:
Continuing operations	$0.03	$0.03		$0.08	$0.01		$(0.19)
Discontinued operation	—	—		—	0.03		(0.03)
Disposal of discontinued operation	—	—		0.01	—		(0.28)

Basic and diluted	$0.03	$0.03		$0.09	$0.04		$(0.50)

Weighted average shares outstanding:
Basic	29,206	26,733		26,475	28,156		28,006
Diluted	31,842	27,064		26,917	28,201		28,006

	December 31,
	2004	2003	2002	2001	2000
Balance Sheet Data:
Cash, cash equivalents and short term investments	$4,201	$2,684	$3,005	$1,118	$1,638
Working capital	5,100	5,664	4,445	2,310	1,434
Total assets	17,825	13,688	8,277	6,387	5,908
Non-current liabilities	272	2	255	123	145
Stockholders’ equity	12,175	9,291	5,249	3,488	2,901

(a)	In the second quarter of 2003, management determined that recognition of the benefits related to deferred tax assets was more likely than not based on an analysis of the cumulative level pretax profits over the prior three years, projected levels of profits, schedule of reversal of deferred taxes, and tax strategies. As a result, the valuation allowance was eliminated, a deferred tax asset and liability were recorded on the consolidated balance sheet and an income tax benefit was recorded in the statement of operations.

(b)	In 2000 and 2001, we recorded a loss from a discontinued operation of $713,000 and an operating profit of $813,000 respectively. Also in 2000, we recorded a loss on disposal of $7.9 million consisting of a write-off of intangibles of $7.7 million and $223,000 of other shutdown related costs. In 2002, we recorded a gain of $200,000 upon the sale of the intellectual property associated with Sweet Success.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Data” included in this prospectus and our consolidated financial statements and related notes incorporated by reference in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Words such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or similar words are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Although we believe that our opinions and expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements, and our actual results may differ substantially from the views and expectations set forth below. We expressly disclaim any intent or obligation to update any forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our opinions or expectations.

You are urged to carefully review and consider the various disclosures made by us which attempt to advise prospective purchasers of the shares offered hereby of the factors which affect our business including, but not limited to, those discussed in “Risk Factors,” “Forward-Looking Statements,” and elsewhere in this prospectus.

Background

We provide weight management and fitness products and services. Our diet program was originally developed by predecessor businesses that operated through company-owned and franchised weight loss centers. Currently, there are no weight loss centers and we terminated our last franchise agreements in 2003. There are 15 independent center-based distributors who operate without franchise agreements, which we refer to as the case distributor channel. In 1998, we initiated a marketing program using independent commissioned representatives. In late 1999, we began selling directly to the consumer through the internet and by telephone, or our direct channel. In 2001, we began selling foods through QVC, a television shopping network. Our prepackaged foods are now sold to weight loss program participants through QVC, the direct channel, and other channels, including two legacy channels consisting of independent commissioned representatives, or the field sales channel, and the case distributor channel.

On December 2, 2004, we acquired Slim and Tone LLC, a franchisor of women’s express fitness centers. Slim and Tone franchisees now sell our diet program in their centers as independent commissioned representatives. We purchased Slim and Tone for $1.0 million in cash at closing, $450,000 paid into escrow and a seller note for $450,000 payable in three annual installments commencing December 31, 2005. As of February 28, 2005, there were 120 Slim and Tone franchise centers open and operating.

Since our business began in 1972, it has operated in various organizational and legal structures, and was subject to a bankruptcy proceeding in 1993, which was discharged in 1994. We became a publicly traded company in October 1999. In September 2000, we changed our name from nutrisystem.com inc. to Nutri/System, Inc. and in 2003, we changed our name to NutriSystem, Inc.

In December 2002, HJM Holdings LLC and NewSpring Ventures, L.P. collectively acquired 58.4% of the outstanding shares of our common stock from existing stockholders to create a change in control. We were not a party to the transaction. In 2004, HJM Holdings LLC distributed our shares to its partners and dissolved. Currently, no affiliated group owns more than 15% of our common stock.

Discontinued Operation

On August 25, 2000, we acquired certain assets of the Sweet Success product line from Nestlé USA, Inc. in return for 900,000 shares of our common stock, representing 3.1% of the shares outstanding after the transaction.

As a result of a determination made in December 2000, we discontinued sales of the Sweet Success product line in June 2001. In December 2002, we sold the intellectual property associated with Sweet Success. The sale of the Sweet Success intellectual property is reflected in our consolidated financial statements as a discontinued operation.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management develops, and changes periodically, these estimates and assumptions based on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management considers the following accounting estimates to be the most critical in preparing our consolidated financial statements. These critical accounting estimates have been discussed with our audit committee.

Reserves for Returns.    We review the reserves for customer returns at each reporting period and adjust them to reflect data available at that time. To estimate reserves for ,returns we consider return rates in preceding periods and changes in product offerings or marketing methods that might impact returns going forward. To the extent the estimate of returns is inaccurate, we will adjust the reserve, which will impact the amount of product sales revenue recognized in the period of the adjustment.

Impairment of Fixed Assets and Intangibles.    We continually assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Judgments regarding the existence of impairment indicators are based on legal factors, market conditions and our operating performance. Future events could cause us to conclude that impairment indicators exist and the carrying values of fixed and intangible assets may be impaired. Any resulting impairment loss would be limited to the value of net fixed and intangible assets.

Income Taxes.    We experienced losses in 1999 and 2000. As a result, we have federal and state tax net operating loss (NOL) carryforwards of approximately $8.7 million as of December 31, 2004. As a result of a change of control transaction which occurred in December 2002, approximately $2.0 million of the NOLs are subject to usage limitations pursuant to the rules of Internal Revenue Code section 382. Through March 2003, a valuation allowance had been maintained for the deferred tax asset based on our assessment that the deferred tax asset would not be realized given the historical taxable levels of income (loss), the uncertainty of future operating results, tax planning strategies, and the expiration date of net operating loss carryforwards. In the second quarter of 2003, we determined that recognition of the benefits related to deferred tax assets was more likely than not based on an analysis of the cumulative level of pretax profits over the past three years, projected levels of profits, schedule of reversal of deferred taxes, and tax strategies. As a result, the valuation allowance was eliminated, a deferred tax asset was recorded on the consolidated balance sheet and an income tax benefit was recorded in the statement of operations.

Currently, we are recording income taxes at a rate equal to the combined federal and state effective rates. Subsequent revisions to the estimated net realizable value of the deferred tax asset could cause our provision for income taxes to vary significantly from period to period. For the year ended December 31, 2003, we recorded an income tax benefit of $3.4 million reflecting the elimination of the tax valuation allowance. For the year ended December 31, 2004, we recorded an income tax expense of $680,000, which reflects an estimated annual effective tax rate of 40%.

Results of Operations

Revenues and expenses consist of the following components:

Revenues.    Revenues consist primarily of food sales. Food sales include sales of food, supplements, shipping and handling charges billed to customers and sales credits and adjustments, including product returns. No revenue is recorded for food products provided at no charge as part of promotions. Revenues for Slim and Tone consist primarily of franchise fees and royalties. Revenues for franchise fees are recognized when a franchise center opens for business. Royalties are paid monthly and recognized in the month the royalty is earned.

Cost of Revenues.    Cost of revenues consists primarily of the cost of the products sold, including the write-off of obsolete packaging and product, incoming and outgoing shipping costs, charge card discounts, packing material, compensation related to fulfillment and the costs of outside fulfillment. Cost of products sold includes products provided at no charge as part of promotions and the non-food materials provided with customer orders. Cost of revenues also includes the fees paid to independent distributors and sales commissions. Cost of revenues for Slim and Tone consist of the costs incurred associated with the opening of a franchise center, including the cost of the exercise equipment, training costs, and promotional materials provided to the operators.

Marketing Expense.    Marketing expense includes advertising, marketing and promotional expenses and payroll related expenses for personnel engaged in these activities. We follow the American Institute of Certified Public Accountants Statement of Position 93-7, “Reporting for Advertising Costs.” Internet advertising expense is recognized based on either the rate of delivery of a guaranteed number of impressions over the advertising contract term or on a cost per customer acquired, depending upon the payment terms. Direct-mail advertising costs are capitalized if the primary purpose was to elicit sales to customers who could be shown to have responded specifically to the advertising and results in probable future economic benefits. The capitalized costs are amortized to expense over the period during which the future benefits are expected to be received. All other advertising costs are charged to expense as incurred.

General and Administrative Expenses.    General and administrative expenses consist of compensation for administrative, information technology, counselors (excluding commissions) and customer service personnel, facility expenses, website development costs, professional service fees and other general corporate expenses.

New Program Development.    New program development includes various costs charged by third parties associated with the creation of our NutriSystem Nourish diet program, including new package design costs and development of program specifications.

Interest Income/Expense.    Interest consists of interest income earned on cash balances, net of interest expense.

Income Taxes.    We are subject to corporate level income taxes. No income tax benefit on the excess of the tax basis of assets over the financial reporting carrying amount was recorded from September 1999 to March 2003 in light of the historical taxable levels of income (loss), the uncertainty of future operating results, tax planning strategies, and the expiration date of net operating loss carryforwards. In the second quarter of 2003, we determined that recognition of the benefits related to deferred tax assets was more likely than not based on an analysis of the cumulative level of pretax profits over the past three years, projected levels of profits, schedule of reversal of deferred taxes, and tax strategies. As a result, the valuation allowance was eliminated, a deferred tax asset was recorded on the consolidated balance sheet and an income tax benefit was recorded in the statement of operations.

Reclassifications

Beginning with the second quarter of 2004, we reclassified compensation related to fulfillment, the costs of outside fulfillment and commissions paid on direct sales from general and administrative expenses to cost of revenues. At the same time, we reclassified the cost of non-food materials provided with customer purchases from marketing to cost of revenues. Prior year amounts have been reclassified to conform to the current period presentation.

Overview of the Direct Channel

We began selling directly to consumers when we launched our website on October 15, 1999. In 2004, the direct channel represented 81% of our net revenues. For the direct channel of distribution, our primary financial objectives are to generate growth while maintaining profit margins. We measure growth in terms of the number of new customers, revenues per customer and total revenues. A new customer is defined as a first time purchaser through the direct channel. Profit margins are measured in terms of gross margin (revenues less cost of revenues as a percentage of revenues) and total marketing expense as a percentage of revenues.

Financial and Operating Statistics for the Direct Channel

(in thousands, except customer data)

	Year Ended December 31,
	2004	2003	2002
Revenues	$30,798	$14,712	$16,127
Cost of revenues	15,414	7,642	8,028

Gross margins	$15,384	$7,070	$8,099
% of revenue	49.9%	48.1%	50.2%

Marketing expense	$7,537	$3,539	$1,263
% of revenue	24.5%	24.1%	7.8%
New customers
Program	48,377	16,744	19,579
Total	51,783	22,960	25,066
Marketing/new customer
Program	$156	$211	$65
Total	146	154	50
New customer revenue/new customer
Program	$482	$467	$483
Total	460	381	428

Direct revenues increased 109.3% from 2003 to 2004. Direct revenues are largely a function of the number of new customers acquired, the revenues generated from each new customer and the revenues generated from returning customers (customers that initially purchased food in a prior year). From 2003 to 2004, the number of new customers acquired increased by 28,823 or 125.5%. The increase in new customers is primarily attributable to higher marketing spending; marketing increased 113.0% from 2003 to 2004. In terms of spending per new customer acquired, the effectiveness of the marketing spending also improved; overall marketing per new customer was $154 in 2003 and $146 in 2004. We increased marketing spending in 2004 as the spending became more effective.

From 2003 to 2004, revenues per new customer increased $79 or 20.7%. The increase is primarily a function of an increased emphasis on obtaining program new customers. For analytical purposes, we define a customer with an initial purchase of $100 or more to be a “program” new customer. These customers tend to stay on a weight loss program longer and spend substantially more than customers that make an initial purchase of less than $100. In 2004, program new customers represented 93% of all new customers, while in 2003, these customers represented 73% of all new customers. In addition, program new customers acquired in 2004 generated more revenue in 2004 than the same customer group did in 2003. Finally, in 2004 a higher percentage of new customers were obtained in December, which implies more revenues from 2004 new customers will fall into the subsequent year than was the case in 2003.

Customers that initially purchased in a prior year contributed approximately $7.0 million and $6.0 million to revenues in 2004 and 2003, respectively.

Direct revenues decreased 8.8% from 2002 to 2003. From 2002 to 2003, the number of new customers acquired dropped by 2,106 or 8.4%. Low spending for advertising media over the course of 2002 and through August 2003 was the primary reason for a declining new customer count throughout this period. In September and October 2003, we increased spending for marketing media in selected markets, resulting in increased new customer counts in these markets. Overall, the new customer counts in the fourth quarter of 2003 were 48.7% higher than the same quarter of 2002.

From 2002 to 2003, revenues from each new customer acquired declined by $47 or 11.0%. The decline in revenues per new customer obtained in each year was triggered by two factors: a) market testing for a portion of 2003 that attracted more new customers that made an initial purchase of less than $100, and b) in 2003 a higher portion of the new customers were acquired later in the year. Customers with an initial purchase of less than $100 comprised 27% of all new customers in 2003 but only 22% of new customers in 2002; individuals that spend less than $100 tend to purchase “trials,” though we have had some success in converting these “trial size” customers into sustained program participants. We generated $467 and $483 per program new customer in 2003 and 2002, respectively. We had 16,744 and 19,579 program new customers in 2003 and 2002, respectively. Timing also affected sales per new customer. In 2003, a higher proportion of customers were generated late in the year. Customers acquired later in a calendar year have less time to contribute revenues within the calendar year.

Customers that initially purchased in a prior year contributed $6.0 million and $5.4 million to revenues in 2003 and 2002, respectively.

Direct gross margin increased from 48.1% in 2003 to 49.9% in 2004 primarily due to a charge in 2003 of $529,000 related to the write-off of obsolete old program product and packaging. The write-off also explains the decline in gross margins from 2002 to 2003.

QVC

In the second quarter of 2001, we began selling through QVC, the shopping television network. In 2004, this channel represented 11.0% of our net revenue. On the QVC network, we reach a large, incremental audience in a 50 minute, infomercial format that we believe enables us to fully convey the benefits of our diet foods. QVC viewers purchase our products directly from QVC and are not directed to the NutriSystem website. Retail prices (including shipping and handling) offered on QVC to consumers are similar to prices offered on the website. We sell to QVC at a wholesale price and therefore generate a lower gross margin on sales to QVC relative to direct sales, but QVC sales require no incremental advertising and marketing expense and, we believe, exposure on QVC raises consumer awareness of the NutriSystem brand. Net sales through the television infomercial distribution channel were $4.2 million, $4.6 million and $7.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. Sales declined year over year because QVC aired fewer of our shows and sales per minute of air-time declined. During 2004, we did business with QVC without a contractual agreement.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues.    Revenues increased from $22.6 million for the year ended December 31, 2003 to $38.0 million for the year ended December 31, 2004. The revenue increase of $15.4 million, or 68.3%, resulted from increased direct sales (by $16.1 million) and the field sales channel ($129,000) plus the addition of the Slim and Tone division ($84,000), offset by decreased sales to QVC ($450,000) and case distributors ($428,000). In the year ended December 31, 2004, direct sales accounted for 81% of total revenues, while QVC, field sales and case distributor revenues accounted for 11%, 5% and 3% of total revenues, respectively. In 2003, the comparable percents were 65%, 21%, 8% and 6%, respectively.

Costs and Expenses.    Cost of revenues increased $6.7 million from $14.9 million to $21.6 million for the years ended December 31, 2003 and 2004, respectively. Gross margin as a percent of revenues increased from 34.1% in 2003 to 43.1% in 2004. The increase in gross margin is primarily due to a mix shift toward the higher margin direct channel, to higher pricing for the new NutriSystem Nourish program and to a $529,000 write-off of old program inventory and packaging recorded in cost of sales in 2003. Marketing expenses increased $4.0 million from $3.5 million to $7.5 million for 2003 to 2004. Almost all marketing spending promoted the direct business, and the increase in marketing is attributable to increased spending for advertising media ($3.2 million), public relations ($436,000), production of television advertising ($419,000) and payroll related to marketing and advertising ($231,000), offset by a decrease in market research and consulting ($252,000). Fourth quarter 2004 marketing expenses included about $800,000 in production and talent costs for an infomercial and short form television advertisements that were charged to expense when they first aired in late December. Fourth quarter 2003 results included $751,000 in marketing expenses associated with the launch of the NutriSystem Nourish program.

General and administrative expenses ($5.8 million and $7.0 million in 2003 and 2004, respectively) increased $1.2 million attributable to higher costs associated with the increase in revenues, especially compensation ($973,000) and rent ($177,000). In general and administrative expenses in 2003, we recorded litigation expense related to the franchise lawsuit of $238,000 and $198,000 expense related to the Reno warehouse closing costs. Primarily in the fourth quarter of 2003, we incurred $599,000 in expenses associated with new program development in order to create the NutriSystem Nourish program. New program expenses include the new package design costs and development of program specifications. For the year ended December 31, 2003, we recorded a loss of $157,000 under the caption “Equity in losses of affiliate,” representing our investment in an affiliate. In 2004, we made no additional investments in the affiliate.

Interest Income.    Interest income decreased $21,000 from $57,000 in 2003 to $36,000 in 2004 primarily due to lower interest rates on invested funds.

Income Taxes.    In 2004, we recorded $680,000 of income taxes due to the income for the reporting period. The effective tax rate in 2004 is 40%. In 2003, we recorded a $3.4 million income tax benefit related to the recognition of deferred tax assets.

Net Income.    From 2003 to 2004, net income increased by $207,000 from net income of $812,000 to net income of $1.0 million. The increase in net income in 2004 is primarily due to higher gross profit in 2004 versus 2003 resulting from increased revenue offset by a $3.4 million income tax benefit recorded in 2003 versus income tax expense of $680,000 recorded in 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues.    Revenues decreased from $27.6 million for the year ended December 31, 2002 to $22.6 million for the year ended December 31, 2003. The revenue decrease of $5.0 million, or 18.1%, resulted from decreased sales to QVC (by $2.8 million), direct ($1.4 million), case distributor ($553,000) and the field sales channel ($267,000). In the year ended December 31, 2003, direct sales accounted for 65% of total revenues, while QVC, field sales and case distributor revenues accounted for 21%, 8% and 6% of total revenues, respectively. In 2002, the comparable percents were 58%, 27%, 8% and 7%, respectively.

Costs and Expenses.    Cost of revenues decreased $2.8 million from $17.7 million to $14.9 million for the years ended December 31, 2002 and 2003, respectively. Gross margin as a percent of revenues decreased from 36.0% in 2002 as compared to 34.1% in 2003. The decrease in gross margin is attributable to $529,000 write-off of old program inventory and packaging recorded in cost of sales. Marketing expenses increased $2.3 million from $1.3 million to $3.5 million from 2002 to 2003. All marketing spending promoted the direct sales business, and the increase in marketing is attributable to increased spending for advertising media ($898,000), market research and consulting ($529,000), payroll related to marketing and advertising ($364,000), production of television advertising ($299,000) and Internet advertising ($186,000). Fourth quarter 2003 results included $751,000 in marketing expenses associated with the launch of the NutriSystem Nourish program.

General and administrative expenses ($5.9 million and $5.8 million in 2002 and 2003, respectively) decreased $73,000 attributable to lower costs associated with the decline in revenues, especially compensation, and reduced costs associated with the closing of the Reno warehouse in the first quarter of 2003, offset by increased professional fees and consulting fees. In general and administrative expenses, we recorded litigation expense related to the franchise lawsuit of $302,000 and $238,000 in 2002 and 2003, respectively, and $198,000 expense related to the Reno warehouse closing costs in 2003. Included in general and administrative costs in 2002 are $481,000 in severance relating to our former Chief Executive Officer and $175,000 in charges relating to discontinued packaging and products. Primarily in the fourth quarter of 2003, we incurred $599,000 in expenses associated with new program development in order to create the NutriSystem Nourish program. New program expenses include the new package design costs and development of program specifications. Other expense in 2002 of $100,000 represents the cost of settling an employment-related complaint filed by certain employees of our former facility in Reno. For the year ended December 31, 2002 and 2003, we recorded a loss of $143,000 and $157,000, respectively, under the caption “Equity in losses of affiliate,” representing our investment in an affiliate.

Interest Income.    Interest income increased $16,000 from $41,000 in 2002 to $57,000 in 2003 primarily due to interest earned on higher cash balances.

Income Taxes.    In 2003, we recorded a $3.4 million income tax benefit related to the recognition of deferred tax assets.

Net Income.    From 2002 to 2003, net income decreased by $1.6 million from net income of $2.4 million to net income of $812,000. The decrease in net income in 2003 is primarily due to lower revenues, increased marketing expense and costs associated with the development of a new program. These high costs were fully offset by an income tax benefit recorded in 2003.

Contractual Obligations and Commercial Commitments

The following is a summary of our contractual obligations. We have no other commercial commitments.

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(in thousands)
Note payable	$450	$150	$300	$—	$—
Operating leases	4,077	794	1,646	1,637	—

	$4,527	$944	$1,946	$1,637	$—

In 2004, we entered into two employment agreements with executive officers. The agreements have terms ranging from one to two years, with automatic one-year renewal terms. These agreements provide for base compensation of $225,000 for each employee per year and other fringe benefits and payments upon termination.

Liquidity, Capital Resources and Other Financial Data

At December 31, 2004, we had net working capital of $5.1 million, a decrease of $564,000 from the $5.7 million net working capital balance at December 31, 2003. Cash and cash equivalents at December 31, 2004 were $4.2 million, an increase of $1.5 million from the balance of $2.7 million at December 31, 2003. Our principal source of liquidity during this period was cash flow from operations. At December 31, 2004, we had no bank debt or term or revolving credit facilities to fund operations or investment opportunities. In connection with the acquisition of Slim and Tone, we have a seller note obligation of $408,000 at the end of 2004. We currently have no off-balance sheet arrangements.

In the year ended December 31, 2004, we generated a cash flow of $2.8 million from operations, an increase of $4.7 million from the negative cash flow from operations of $1.9 million at December 31, 2003. The increase in cash flow from operations is attributable to net income adjusted for non-cash charges, which provides most of the operating cash flow. Net income adjusted for non-cash items was $2.3 million in 2004 versus a negative $1.8 million in 2003. Net changes in operating assets and liabilities also increased cash flow from operations by $504,000 in 2004; in 2003, net changes in operating assets and liabilities reduced cash flow from operations by $87,000.

In the year ended December 31, 2004, net cash used in investing activities was $2.3 million, which primarily consisted of the acquisition of Slim and Tone ($1.6 million) and net capital expenditures ($688,000) incurred to increase website capacity, fulfillment operations and leasehold improvements related to the relocation of home office.

In the year ended December 31, 2004, net cash provided by financing activities was $972,000, representing proceeds from the exercise of stock options and warrants.

Under a series of Board of Directors authorizations to repurchase up to 5,000,000 shares of our common stock, we repurchased a total of 2,760,291 shares from March 2001 through June 2003, at an average purchase price of $0.56 per share. On May 2, 2005, our Board terminated our share repurchase program.

As of December 31, 2004, our principal commitments consisted of obligations under operating leases. Although we have no material commitments for capital expenditures, we anticipate continuing requirements for capital expenditures consistent with anticipated growth in operations, infrastructure, and personnel approximately consistent with prior periods.

In pursuing our business strategy, we may require additional cash for operating and investing activities. We expect future cash requirements, if any, to be funded from operating cash flow and financing activities, which may include additional offerings of equity securities or debt financing. Based on our ability to generate earnings in 2004, the variable nature of a portion of our expenditures, the cash balance at December 31, 2004, and our belief that additional equity financing, if required, can be raised, we believe that we have the ability to continue operations into 2006. However, there can be no assurance that we will be able to sustain profitability or, if necessary, obtain the capital to fund operating and investment needs in the future. Currently, there is no credit facility in place to fund working capital or investment needs.

Seasonality

Typically, our revenues are highest in the first quarter and lowest in the fourth quarter of our fiscal year.

Recently Issued Accounting Pronouncements

In December 2004, the FASB issued Statement No. 123 (Revised 2004), “Share-Based Payment.” Statement No. 123R addresses all forms of share-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. It will require companies to recognize in the statement of earnings the grant-date fair value of stock options and other equity-based compensation issued to employees; but expresses no preference for a type of valuation model. The statement eliminates the intrinsic value-based method prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretation, that we currently use. We are required to adopt Statement No. 123R beginning in 2006. We have not yet determined the impact of applying the various provisions of the statement; however, adoption of the statement is expected to significantly increase the amount we record as compensation expense in 2006 and thereafter.

In December 2003, the FASB issued FASB Interpretation No. 46 (Revised December 2003), “Consolidation of Variable Interest Entities,” (“FIN 46R”) which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” which was issued January 2003. We were required to apply FIN 46R to variable interests in variable interest entities (“VIEs”) created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, FIN 46R was applied as of January 1, 2005. For any VIEs that must be consolidated under FIN 46R and were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially are measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value as of the date FIN 46R first applies is used to measure the assets, liabilities and noncontrolling interest of the VIE. The adoption of FIN 46R did not have an impact on our consolidated financial statements.

BUSINESS

Overview

We are a leading marketer and provider of a weight management system based on a portion-controlled, prepared meal program. Typically, our customers purchase monthly food packages containing a 28-day supply of breakfasts, lunches, dinners and snacks, which they supplement with fresh milk, fruit and vegetables. Most of our customers order on an Autoship basis, in which we send our customer a month’s food supply on an ongoing basis until notified by the customer to stop our shipments. Our Autoship program is currently priced at $279 per shipment, or less than $10 per day for a full day’s supply of three entree meals and one snack. Our food is shelf stable at room temperature and will last for up to two years, making it relatively inexpensive to ship and store. As part of our weight management program, we provide online and telephone counseling and support to our customers using our trained diet counselors.

In December 2003, we introduced a new line of portion-controlled, prepared meals under the NutriSystem Nourish name. Our NutriSystem Nourish program consists of over 130 foods ranking low on the glycemic index. The glycemic index is a measure of the quality of carbohydrates in foods. Foods on the lower end of the index are generally considered “good” carbohydrates. We sell our weight management programs primarily through a direct-to-consumer sales and distribution approach using the internet and telephone (81% of 2004 revenues), the QVC Shopping Network (11% of 2004 revenues) and other channels, including two legacy channels that accounted for 8% of 2004 revenues.

On our website, www.nutrisystem.com, our customers can order 24 hours a day, seven days a week. Our customers can either choose one of our pre-set food packages or customize their monthly food orders for their specific tastes. We ship orders directly to our customers through our fulfillment center as well as through third-party fulfillment providers.

In December 2002, a new management team led by our CEO, Michael J. Hagan, and our President, George Jankovic, began a series of strategic initiatives to revitalize our brand and attract new customers, including:

•	hiring key management executives in marketing, product development and fulfillment;

•	using market research to position our brand properly;

•	launching a cohesive direct response marketing program, including advertising our brand and increasing publicity of our product;

•	building systems and controls to measure our marketing and advertising performance; and

•	launching the NutriSystem Nourish program built on foods with improved taste and ranking low on the glycemic index.

To promote our brand, we market our weight management system through multiple media, including television, print, direct mail, internet and public relations. In 2003, we started our short-form television advertising campaign. In late 2004, we added print media in the form of newspaper and magazine advertisements. We have also recently used promotional marketing, primarily on reality television shows, such as Fox Television’s “The Swan II” and through NutriSystem spokesperson Zora Andrich, the winner of Fox Television’s “Joe Millionaire.”

With our new NutriSystem Nourish branded weight management system, a higher and more cost-effective media spend, improved public relations and media efforts as well as a large customer base generating additional referrals, our overall financial performance has improved in our most recently completed fiscal year and fiscal quarter as indicated by the following selected financial data:

•	In fiscal 2004, net revenues increased 68% to $38.0 million from $22.6 million in 2003; and operating income was $1.5 million versus a loss of $2.5 million in 2003; and

•	In the first three months of fiscal 2005, net revenues increased 182% to $37.4 million from $13.3 million in the first three months of fiscal 2004; and operating income was $5.4 million versus $1.2 million in 2004.

Our strong financial results in fiscal 2004 and in the first three months of fiscal 2005 were a direct result of our more efficient and effective marketing programs and led to significant growth in new customers and revenues from our direct channel:

Competitive Strengths

We offer our customers a complete weight management system that typically includes 28 days of prepared meals and snacks as well as access to our weight management counselors through the internet or over the telephone. We believe that our system offers consumers a sensible approach to losing weight without the use of faddish, unhealthy or unrealistic weight loss methods. We intend to capitalize on the following competitive strengths to grow:

Product Efficacy.    We believe our customers are very satisfied with our products and believe they have lost weight while using our program. Unlike some of our competitors, whose businesses rely on dieting fads or unhealthy and unrealistic meal plans, our program is based on portion and calorie control, which we believe are proven weight loss methods. Our customer surveys suggest that our typical client stays on our program for approximately nine to ten weeks, loses between 1.7 and 2.0 pounds per week and would refer our program to others.

Strong Brand Recognition.    We believe that our brand is well recognized in the weight management industry. Our company and our predecessors have been in the weight management industry for more than 30 years, and we estimate that our company and our predecessors have spent hundreds of millions of dollars in advertising over that time period. A 2003 Gallup study showed that aided awareness of the NutriSystem brand was 52% among dieters. Over the past two years, we have increased our marketing and public relations efforts to further improve our brand recognition. For example, in 2004, we executed a marketing campaign with Zora Andrich, winner of the hit reality television show “Joe Millionaire” on Fox Television. Using our weight management program, Zora lost 20 pounds after the completion of the show. Additionally, in 2004, we became the official weight management program for Fox Television’s reality show, “The Swan II,” which reached more than 50 million people over seven episodes. Since late 2003, our public relations efforts have generated more than 200 million media impressions.

Low Cost, Highly Scalable Model.    Unlike traditional commercial weight loss programs, which primarily sell through franchisee and company-owned centers, we generate approximately 80% of our net revenue through internet and telephone channels. By removing the fixed costs associated with diet centers, we can sell our products and services at a lower price point than our competition. This business model requires minimal capital expenditures, which will allow us to grow our company without large investments in infrastructure. Because we sell primarily online, we do not require a large call center staff. Also, we outsource the production of our food products to a number of vendors on a non-contractual basis. Our vendors supply us with specific food products according to desired inventory levels in our fulfillment centers. Additionally, we outsource approximately two-thirds of our fulfillment operations to a third-party provider. Our customers pay for their monthly food program up front, enabling us to operate with low working capital requirements. Our net revenues increased by 68% in 2004 versus 2003 while our employee base grew by only 18%.

Superior Consumer Value Proposition.    Our goal is to offer our customers a complete weight management program that is convenient, private and cost-effective. In addition to our meal program, we offer our customers weight-loss counseling over the internet through email and live chat, as well as over the telephone through counselors based in our call center. Our direct-to-consumer business model allows our customers to place their order through the internet or over the phone and have their food delivered directly to their home. This model affords our customers the convenience and anonymity that other diets which rely on weight-loss centers cannot ensure. Additionally, we provide our customers with a month of food, including breakfast, lunch, dinner and snacks, which removes the confusion of reading nutrition labels, measuring portions or counting calories, carbohydrates or points. We also offer our customers the ability to customize their weight-loss program by allowing them to select their favorite meals online or over the telephone. At a cost of less than $10 a day for three meals and a snack, we believe our weight management program offers our customers significant value and is priced below those of our competitors. In addition, we do not charge a membership fee, which many of our competitors do.

Favorable Industry Demographics.    We believe that there are several demographic trends that are driving significant growth in demand for our products and services. A recent estimate from the American Heart Association indicated that 129 million U.S. adults, or 65% of the adult population, are overweight or obese. Additionally, according to the National Center for Health Statistics, the number of obese people in the U.S., which is defined as those having a Body Mass Index of 30 or greater, has grown from 14.4% in the late 1970’s to 30.5% in 2000. We also believe that the aging “baby boomer” population will increase demand for our products and services as well. The U.S. Department of Health and Human Services has found that 76.2% of men and 70.9% of women between the ages of 65 and 74 are overweight or obese, versus 57.4% of men and 52.8% of women between the ages of 20 and 34.

Our Industry

Weight management is a challenge for a significant portion of the U.S. population. A study from the Centers for Disease Control and Prevention completed in 2002 estimated that 65% of the adult population is overweight and 31% is obese, an increase from 45% and 13%, respectively, in 1962:

According to the U.S. Department of Health and Human Services, overweight or obese individuals are increasingly at risk for diseases such as diabetes, heart disease, certain types of cancer, stroke, arthritis, breathing problems and depression. However, there is evidence that weight loss may reduce the risk of developing these diseases. In addition, the total direct and indirect costs attributable to being overweight or obese in the U.S., which include preventative, diagnostic and treatment services and medical claims, lost productivity and wages and lost value of future earnings due to premature death, amounted to $117 billion in 2000. Costs for treating the chronic conditions that can be caused by being overweight or obese were estimated to be as high as the following in 1999:

In addition to the health risks, there are also cultural implications for those who are overweight or obese. U.S. consumers are inundated with imagery in media, fashion, and entertainment that depicts the thin body as the ideal type. Despite the high percentage of overweight or obese individuals in the U.S., annual spending on weight loss would seem to indicate consumers’ desire to be thin.

The weight management industry provides methods to combat the risks of being overweight or obese. These methods include a wide variety of self-help books, food products, appetite suppressants, commercial weight management programs, nutritional supplements, pharmaceutical products, nutrition education products, exercise programs, medical treatments and counseling. The public accesses these methods through a variety of channels including the internet, retail centers, counseling centers and fitness centers. According to a March 2003 MSNBC report, U.S. annual spending was estimated to be $17 billion on dietary supplements, $12 billion on health club memberships, $5.5 billion on health foods and beverages, $5 billion on personal gym equipment, and more than $444 million on health and diet-related books.

Competition

The weight loss industry consists of pharmaceutical products and weight loss programs, as well as a wide variety of diet foods and meal replacement bars and shakes, appetite suppressants and nutritional supplements. The weight loss market is served by a diverse array of competitors. Potential customers seeking to manage their weight can turn to traditional center-based competitors such as Weight Watchers, Jenny Craig and LA Weight Loss, online diet-oriented sites such as eDiets.com, self-administered products and programs such as Atkins and the South Beach Diet and medically supervised programs.

The principal competitive factors in the weight loss market are:

•	the availability, convenience and effectiveness of the weight reduction program;

•	brand recognition and trustworthiness;

•	new products;

•	program pricing; and

•	the ability to attract and retain customers through promotion and personal referral.

Based on these factors, we believe that we can compete effectively in the weight management industry. We, however, have no control over how successful competitors will be in addressing these factors and many of our competitors have significantly larger financial and operational resources than us. By providing a well-recognized food-based program using the direct channel, we believe that we have a competitive advantage in our market.

History

Our diet program was originally developed by a predecessor business that operated through company-owned and franchised weight loss centers. Currently, there are no company-operated centers, and we terminated our last franchise agreements in 2003. Since 1972, NutriSystem has operated in various organizational and legal structures and was subject to a bankruptcy proceeding in 1993, which was discharged in 1994. We became a publicly traded company in October 1999 when we began selling directly to the consumer through the internet and telephone. In 2001, we began selling foods through QVC, a television shopping network.

In December 2002, Michael J. Hagan and George Jankovic led an investor group, which included NewSpring Ventures, L.P., that collectively acquired 58.4% of the outstanding shares from the former chief executive officer and members of the board of directors. At the completion of the transaction, Mr. Hagan became Chief Executive Officer and Mr. Jankovic became President and Chief Operating Officer and began to build a new executive leadership team. In early 2003, our stockholders approved a completely new board of directors. The investor group terminated its stockholders’ agreement in 2004.

In December 2004, we acquired Slim and Tone LLC, a franchisor of women’s express fitness centers. Slim and Tone franchises now also sell the NutriSystem diet program in their centers as independent commissioned representatives.

Our Products and Services

For 30 years, the NutriSystem name has been recognized as a leader in the weight loss industry. We provide a comprehensive weight management program, consisting primarily of a pre-packaged food program, individual diet plans and counseling. Trained counselors are available an average of 16 hours per day, 7 days per week to answer questions and make recommendations to help each customer achieve his or her weight loss goals. Customers support, encourage and share information with each other through hosted chat rooms and bulletin boards. These services are complemented with relevant information on diet, nutrition and exercise, which is provided on our website and emailed to our customers weekly.

In December 2003, we introduced NutriSystem Nourish, a new line of pre-packaged, portion-controlled food sold under the NutriSystem brand. The NutriSystem Nourish program consists of a menu of over 130 food selections that rank low on the glycemic index, thereby providing dieters with a balanced intake of “good” carbohydrates, proteins and fats. NutriSystem Nourish also features new, easy-to-use exercise and behavior modification programs. Dieters also receive our checkbook-sized meal planner, dining out guide and food catalog.

Typically, our customers purchase monthly food packages containing 28 breakfasts, lunches, dinners and snacks, which they supplement with fresh milk, fruit and vegetables. Most customers order on an Autoship basis in which we send food to the customers on a monthly basis until notified by the customer to cease shipments. With the Autoship program, a full day’s supply of entrees and snacks currently is priced at less than $10.00 a day. The food is shelf stable at room temperature, making it relatively inexpensive to ship and store. On our website, customers can order food 24 hours a day, seven days a week.

Our telephone and online support addresses many of the most common limitations of traditional weight loss programs, including high initiation and recurring membership fees, the inconvenience of traveling to weight loss centers for scheduled appointments and lack of privacy. In addition, our prepared meals provide our customers with a structured program in which they do not have to weigh or measure foods or count calories, carbohydrates or points.

Marketing

Our primary marketing objective is to cost effectively promote our established brand and to build sales of our weight management program through our direct channel. We use a combination of online and traditional offline advertising and promotional strategies to accomplish this objective.

Offline advertising.    Offline advertising is used to encourage qualified customers to call or visit our website and increase awareness of the program. We reach our target audiences primarily through a combination of television, print and direct mail advertising. We use unique toll-free numbers and URLs to individually track the response of our advertisements. On television and in print, direct response- focused advertisements capitalize on our brand name and focus on “before and after” comparisons and/or the program’s simplicity, convenience and “good” carbohydrate features. Direct mail is a companion to the media advertising and consists of mailings to direct customers who have purchased or others who have signed up for access to our services.

Online advertising.    Our online advertising strategy includes the use of keyword search terms, affiliate programs, email newsletters and targeted direct email programs. We currently place the bulk of our online banner advertising through affiliate programs that compensate advertisers on a cost per customer acquired basis.

Promotion.    Starting in the fourth quarter of 2003, we expanded our efforts to generate visibility in various press, television and radio outlets to improve public awareness of our brand. For example, our promotional success includes receiving favorable mentions in popular consumer publications such as People, Women’s World, First For Women and Men’s Health. Moreover, we have promoted our brand and product by engaging individuals who have appeared in various reality television programs including Fox Television’s “Joe Millionaire” (Zora Andrich) and “The Swan II” (all contestants).

Sales and Counseling

A vast majority of our direct business sales occur on our website. The remaining sales are by telephone and our call center processes virtually all of them, with a nominal percentage handled by third party call centers that manage volume spikes and periods outside of normal operating hours. Our weight loss program is also sold through QVC, which represented 11% of revenue in 2004.

We currently employ approximately 30 weight loss counselors and 60 sales agents. Sales agents are responsible for in-bound sales calls and will initiate out-bound sales calls to our leads and other targeted potential customers. Counselors handle some in-bound sales calls but primarily focus on in-bound counseling calls, email and voicemails. Counselors also handle online web conversations from new visitors and appointments with existing customers. Sales agents and counselors typically operate from 7 a.m. to 12 midnight, Monday through Friday, and 8 a.m. to 10 p.m., Saturday and Sunday. Sales agents are paid primarily on commission while counselors receive an hourly wage plus a smaller commission.

Counselors typically come from our sales program and have suitable backgrounds and temperaments to talk with our customers. Our counselors are more experienced and have more training than our sales agents. Counselors are trained in our meal plan, our internet chat service, email, voicemail, motivational techniques and customer service problem solving.

Fulfillment

We operate an integrated order receipt, billing, picking, shipping and delivery tracking system comprised of proprietary and third party components. This system integrates the front end, or website customer interface, with order processing and shipping, and allows internet customers to access shippers’ order tracking numbers online. Our computer-assisted picking system allows for virtually paperless order picking in all warehouse facilities. Management believes the integration of our shipping systems with the operations of our outsourced fulfillment operations is satisfactory.

Except in periods of unusually high demand, management believes that virtually all direct customer orders are shipped within two days of the day received. Direct customers are not charged for their orders until the ordered product is shipped. Management estimates that we can ship to 90% of the domestic population from its owned or outsourced warehouse facilities within four business days using standard ground transportation. We ship to our customers using either Federal Express, United Parcel Service or the United States Postal Service. We do not currently charge customers for shipping and handling on Autoship food orders.

Product Development

All of our foods and supplements are currently outsourced from 19 manufacturers or vendors. Our product development department primarily creates ideas and concepts for weight management that our outsourced food manufacturers use to develop the new products based on our specifications. All of our new foods are created based on either new programs that we develop such as NutriSystem Nourish or to support our current program. Also, new foods are presented to us by food manufacturers to see if they are compatible with our program. Most of our foods are created from market research and customer requests as well as recommendations from our manufacturers. All of our new foods are evaluated for nutrition, compliance with our program, taste by using testing panels and cost. The number of SKUs we introduce each year varies depending on whether we are introducing a new program like NutriSystem Nourish, where over 100 new items were created, or updating an existing program where approximately 20 new products are typically introduced.

Our Customers

Based on our surveys and market research, our typical customer is female (over 80%), approximately 45 years of age and weighs 190 lbs. On average, our customers want to lose approximately 60 lbs. over a period of time. Our typical customers stay on our program for nine to ten weeks, lose 1.7 to 2.0 pounds per week and have tried other popular diet programs. Most of our customers say they would recommend the program to others and value the following NutriSystem program attributes:

•	effective weight loss;

•	direct delivery to their door;

•	easy to follow;

•	food can be easily prepared in minutes;

•	wide variety of food; and

•	they do not feel hungry while on the program.

Information Systems

Our website, which is based on internally developed software and other third party software, is hosted in New York, New York at an AT&T data center with a backup at our headquarters in Horsham,

Pennsylvania. The AT&T hosting facility provides redundant network connections, an uninterruptible power supply, physical and fire security and diesel generated power back up for the equipment on which our website operates. Our servers and our network are monitored 24 hours a day, seven days a week. Servers at both sites are connected on a continuous, real-time basis, which allows us to move our website from primary to backup without any loss of data. Our servers run with a threshold of no more than 70%. Once the server load reaches this level, we receive pager and email notifications. This safeguard allows us to add new web servers to our server farms as needed to maintain low server load and avoid disruption.

We use a variety of security techniques to protect our confidential customer data. When our customers place an order or access their account information, we use a secure server to transfer information. Our secure server software encrypts all information entered before it is sent to our server. All customer data is protected against unauthorized access. We use VeriSign and CyberSource software to secure our credit card transactions.

Slim and Tone Franchise Business

On December 2, 2004, we acquired Slim and Tone LLC, a franchisor of women’s express fitness centers. Slim and Tone franchisees provide women with an exercise facility that is safe, convenient, comfortable, supportive and one that meets their fitness needs. Members obtain a 30-minute workout using hydraulic resistance training equipment. Franchise operators now offer the NutriSystem Nourish program to their members, providing a comprehensive weight loss program that brings together diet and exercise.

We acquired Slim and Tone for $1.0 million in cash at closing, $450,000 paid into escrow and a seller note for $450,000 payable in three annual installments commencing December 31, 2005. As of February 28, 2005, there were 120 Slim and Tone franchise centers opened and operating.

In the physical fitness market, many current and potential competitors have larger customer bases, similar or greater brand recognition, and significantly greater financial, marketing and other resources. The women’s express workout market is dominated by Curves, which operates in approximately 8,000 locations. Competitors have and are expected to continue to adopt aggressive pricing schemes and innovative product and service offerings. Increased competition may result in reduced operating margins, an inability to increase market share and a diminished brand franchise for our company.

To succeed as a franchisor, Slim and Tone must have a successful network of franchisees and attract new franchisees to the business. We believe that we can compete effectively in these areas and that our diet program enhances Slim and Tone’s market position and provides us with additional brand recognition.

Properties

We currently lease approximately 97,600 square feet of office and warehouse space in Horsham, Pennsylvania pursuant to a lease expiring in 2009 at an annual rent of $667,248. In December 2003, we obtained additional fulfillment capacity in Chambersburg, Pennsylvania and Sparks, Nevada through an outsourced provider. We also use an additional third party fulfillment provider in Pennsauken, New Jersey during periods of peak demand. We have no lease obligations to any of our outsourced fulfillment providers. Management believes the Horsham facility, combined with the outsourced fulfillment capacity, are adequate to meet our needs for the foreseeable future. For our Slim and Tone business, we also lease 1,400 square feet at an annual rent of $24,615 in Yardley, Pennsylvania. This lease expires in 2006.

Employees

As of March 31, 2005, we had 107 administrative, counseling and customer service personnel, 44 employees dedicated to fulfillment and 15 employees in marketing. None of our employees are represented by a labor union, and we consider relations with our employees to be good.

MANAGEMENT

The following table sets forth the names and ages, as of April 30, 2005, of our executive officers and directors:

Name	Age	Position
Michael J. Hagan	42	Chief Executive Officer and Chairman of the Board
George Jankovic	37	President, Chief Operating Officer and Director
James D. Brown	47	Executive Vice President, Administration, Chief Financial Officer, Secretary and Treasurer
Bruce Blair	48	Senior Vice President, Operations and Chief Information Officer
Thomas F. Connerty	42	Executive Vice President and Chief Marketing Officer
Brendon R. Perero	28	Chief Technology Officer
Ian J. Berg	63	Director
Michael A. DiPiano	46	Director
Warren V. (Pete) Musser	77	Director
Brian P. Tierney	46	Director
Stephen T. Zarrilli	44	Director

Michael J. Hagan has served as the Chairman of our Board and as our Chief Executive Officer since December 2002. Prior to joining us, Mr. Hagan was the co-founder of Verticalnet, Inc., a business-to-business internet and software company, and held a number of executive positions at Verticalnet, Inc. since its founding in 1995, including Chairman of the Board from February 2002 to the present, President and Chief Executive Officer from January 2001 to February 2002, Executive Vice President and Chief Operating Officer from January 2000 to January 2001 and Senior Vice President prior to that time. Mr. Hagan is also a director of American Financial Realty Trust.

George Jankovic has served as our President and Chief Operating Officer since December 2002 and has been a member of our Board since February 2003. Prior to joining us, Mr. Jankovic was a private investor from December 2001 until December 2002. Mr. Jankovic was the founder, Chairman and Chief Executive Officer of beMany, a provider of residential telecom and energy services, from September 1999 to November 2001.

James D. Brown has served as our Chief Financial Officer since December 1999, our Treasurer since January 2000, our Secretary since January 2003 and our Executive Vice President, Administration since April 2005.

Bruce Blair has served as our Senior Vice President, Operations and Chief Information Officer since April 2005. Prior to joining us, Mr. Blair was the Chief Information Officer and Executive Vice President of Creditek, a finance and accounting outsourcing firm from March 2003 to March 2005. Before Creditek, Mr. Blair was the President of GovXcel, a leading application provider of software used by municipalities to automate back office functions, from January 2001 to December 2001. He also served as Chief Information Officer and Senior Vice President of Operations at Verticalnet, Inc. from March 1999 to December 2000.

Thomas F. Connerty has served as Executive Vice President and Chief Marketing Officer since November 2004. Prior to joining us, Mr. Connerty was the Vice President of Marketing at the Nautilus Group, a retailer of commercial and home use fitness equipment, including the Bowflex Home Gym, from 1999 to 2004.

Brendon R. Perero has served as our Chief Technology Officer since April 2005, and prior to that was our Chief Information Officer since August 1999.

Ian J. Berg has served on our Board since February 2003. He is a managing director of the Eastern Technology Fund, L.P., a venture fund, which he established in March 2000. Mr. Berg is a director of a number of private companies and non-profit organizations.

Michael A. DiPiano has served on our Board since December 2002. He has been the managing general partner of NewSpring Capital, a venture capital firm, since December 2001, and a general partner since September 2000. He has also been a general partner of NewSpring Ventures, L.P., a private equity fund, since September 2000. Mr. DiPiano was Chairman and Chief Executive Officer of Maxwell Systems, Inc., a business management software company, from 1998 to 2002, where he is currently a director. Mr. DiPiano is a director of Prescient Applied Intelligence, Inc. and a number of private companies.

Warren V. (Pete) Musser has served on our Board since February 2003. He is President of The Musser Group, a financial consulting company. Mr. Musser served as Chairman and Chief Executive Officer of Safeguard Scientifics, Inc. from 1953 until 2001. Mr. Musser is a director of Internet Capital Group, Inc. and Chairman of the Board of Directors of Telkonet, Inc. Mr. Musser serves on a variety of civic, educational and charitable boards of directors.

Brian P. Tierney has served on our Board since February 2003. He is Chairman and Chief Executive Officer of Tierney Holdings LLC, a private investment firm. From June 2004 to March 2005, he was Vice Chairman of Advanta Corp. Prior to that he was the founding partner of T2 Group, a public relations firm, from January 2004 until it was sold to Advanta Corp. In 1989, Mr. Tierney founded Tierney Communications, and from 1989 to 2004, he held a number of positions with the firm including founder/Chairman, President and Chief Executive Officer. Mr. Tierney serves on a variety of civic, educational and charitable boards of directors.

Stephen T. Zarrilli has served on our Board since December 29, 2003. He is the managing partner of Penn Valley Management Group, LLC, a private-equity investment and consulting firm. Previously, he was the Chief Financial Officer of Fiberlink Communications Corp., a leading provider of remote access VPN solutions for large enterprises, from August 2001 to December 2004, Chief Executive Officer of Concellera Software, Inc. from October 2000 to August 2001, and Chief Executive Officer of U.S. Interactive, Inc., a web services company, from 1999 to 2000. On June 22, 2001, U.S. Interactive, Inc. filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code. Mr. Zarrilli is a director of a number of private companies and non-profit organizations.

Committees of Our Board of Directors

Our Board has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Information regarding the members of each Committee and their responsibilities are set forth below.

Audit Committee.    The members of the Audit Committee are Ian J. Berg, Warren V. Musser, and Stephen T. Zarrilli. The Audit Committee is responsible for establishing and reviewing our internal controls and operating procedures to ensure that we comply with all applicable laws, regulations, generally accepted accounting standards and customary operating procedures and practices. In the opinion of the Board, all the members of the Committee meet the independence requirements of the American Stock Exchange. The Board has determined that Mr. Zarrilli qualifies as an Audit Committee Financial Expert as defined by the rules of the Securities and Exchange Commission.

Compensation Committee.    The members of the Compensation Committee are Michael A. DiPiano and Brian P. Tierney. The Compensation Committee has responsibility for administering and approving all elements of compensation for our senior management. It also approves, through direct action or delegation, the design of and participation in our equity incentive plans. The Committee also advises and makes recommendations to the Board on non-management director compensation. The Committee reports to stockholders on executive compensation items as required by the Securities and Exchange Commission. In the opinion of the Board, all the members of the Committee meet the independence requirements of the American Stock Exchange.

Nominating and Corporate Governance Committee.    The members of the Nominating and Corporate Governance Committee are Michael A. DiPiano and Brian P. Tierney. This Committee is responsible for recommending qualified candidates to the Board for election as directors, including the slate of directors that the Board proposes for election by stockholders at annual meetings. The Committee recommends candidates based upon their business or professional experience, the diversity of their background and their array of talents and perspectives. The Committee identifies candidates through a variety of means, including recommendations from members of the Board and suggestions from our management, including the Chairman and Chief Executive Officer. In addition, the Committee considers candidates recommended by third parties. Stockholders wishing to recommend director candidates for consideration by the Committee may do so by writing the Secretary of the Company, giving the recommended candidate’s name, biographical data and qualifications. In the opinion of the Board, all the members of the Committee meet the independence requirements of the American Stock Exchange.

Director Compensation

Directors who are our officers do not receive any additional compensation for their services as directors. Non-employee directors participate in the Directors Plan. In March 2003, we granted each of the non-employee directors options exercisable for 50,000 shares of our common stock. The exercise price for all non-employee director options was 100% of the fair market value of the shares on the grant date. The options granted in March 2003 had an exercise price of $0.73, were fully vested on the grant date and expire 10 years from the date of grant. Shares purchased upon the exercise of these options can not be sold until after one year from the initial option grant. For 2004, each non-employee director received as compensation a grant of 12,500 shares of our common stock. The shares are fully vested and carry a restriction on sale extending one year from the date the compensation was approved, which was December 29, 2003. The shares had a fair market value of $1.69 per share on December 29, 2003. For 2005, each non-employee director received as compensation a grant of 7,000 restricted shares of our common stock. The shares are fully vested and carry a restriction on sale extending one year from the date the compensation is payable, which was December 31, 2004. The shares had a fair market value of $2.85 per share on December 31, 2004.

Beginning in 2004, members of the Audit Committee receive $500 per committee meeting and the chairman of the Audit Committee receives additional annual compensation of $2,000.

Indemnification of Directors and Executive Officers

Our certificate of incorporation, as amended to date, requires us, to the extent permitted by law, to indemnify our directors and officers against certain personal liabilities incurred as a result of their positions as directors or officers of our company. We maintain directors’ and officers’ insurance providing indemnification for our directors, officers and management employees for liabilities arising as a result of their services to us.

Compensation of Executive Officers

The following table contains information concerning total compensation paid during the 2002, 2003 and 2004 fiscal years to the person who was our Chief Executive Officer in 2004 and those of our executive officers at December 31, 2004 who received more than $100,000 in total salary and bonus during 2004. None of our other executive officers received more than $100,000 in total salary and bonus during 2004. We provided no other annual compensation or payouts pursuant to long-term incentive plans to the listed employees in the period from 2002 to 2004.

Name and Principal Position	Fiscal Year	Annual Compensation		Long-Term Compensation Awards Securities Underlying Options (#)	All Other Compensation ($)(1)
		Salary ($)	Bonus ($)
Michael J. Hagan Chairman and Chief Executive Officer	2004 2003	165,000 170,045	15,000 —	— 524,000	— —

George Jankovic President and Chief Operating Officer	2004 2003	225,000 225,041	30,000 —	— 1,050,000	8,200 3,462

James D. Brown Chief Financial Officer, Treasurer and Secretary(2)	2004 2003 2002	144,905 139,790 135,250	25,000 11,000 10,000	85,000 50,000 —	5,792 3,013 2,029

Brendon R. Perero Chief Information Officer(3)	2004 2003 2002	131,140 128,994 124,846	14,000 — 10,000	10,000 20,000 —	5,242 2,578 1,873

(1)	The amounts in this column consist of matching contributions made by us under our qualified tax deferred defined contribution retirement plan.

(2)	Our Board of Directors appointed Mr. Brown as our Executive Vice President, Administration, in April 2005.

(3)	Our Board of Directors appointed Mr. Perero as our Chief Technology Officer in April 2005.

Employment Agreements

We have an employment agreement dated December 22, 2004, with George Jankovic, our President and Chief Operating Officer, with an initial salary of $225,000 per annum. Mr. Jankovic is eligible to receive a target bonus of up to 50% of his base salary at the discretion of our Compensation Committee. The agreement has a term of two years, with automatic one-year renewal terms unless either party gives at least a three-month advance notice of non-renewal. If Mr. Jankovic is terminated without cause (with one month advance notice of termination without cause), then, in exchange for a mutual general release, we will pay healthcare coverage for one year, unvested options granted in 2003 would be accelerated and all vested options would be exercisable for five years after termination of employment. If within one year after a change of control, Mr. Jankovic is terminated without cause or chooses to leave for “good reason,” then he will receive the termination without cause benefits above and a lump sum payment equal to salary for one year plus his target bonus for the year of termination. The agreement provides for a cap to Mr. Jankovic’s compensation if it produces a greater net benefit than an uncapped award would after accounting for the increased tax obligation resulting from being an excess parachute payment under sections 280G and 4999 of the Internal Revenue Code. The agreement defines “good reason” after a change of control as (1) the executive is transferred more than 50 miles without consent; or (2) a material reduction of authority, duties or responsibilities after reasonable notice and a chance to cure; or (3) our failure materially to comply with and satisfy the terms of the agreement; or (4) non-renewal of the agreement by us.

On April 14, 2005, our Board of Directors appointed Thomas J. Connerty as an executive officer with the title of Executive Vice President and Chief Marketing Officer. On October 4, 2004, we entered into an employment agreement with Mr. Connerty, which became effective on November 30, 2004. Under the agreement, Mr. Connerty’s initial salary is $225,000 per annum. Mr. Connerty is eligible to receive a target bonus of up to 50% of his base salary with potential to reach 100% of his base salary if he achieves certain performance goals determined by our Compensation Committee. In addition, Mr. Connerty was paid a guaranteed bonus of $30,000 on December 15, 2004 and will be paid another guaranteed bonus of $30,000 on or about December 15, 2006. Under the agreement, Mr. Connerty was granted an option to purchase 525,000 shares of our common stock at an exercise price of $2.49 per share. The option vests in three equal annual installments commencing on November 30, 2005. The agreement has a term of one year with an automatic one-year renewal term unless either party gives advance notice of non-renewal. If Mr. Connerty is terminated without cause, then, in exchange for a mutual release, (1) we will pay a lump sum severance payment in an amount equal to six months of the salary then in effect, (2) we will provide group healthcare, group life, and accident, death, and disability coverage for six months at Mr. Connerty’s normal contribution rates, (3) Mr. Connerty’s covenants against non-competition will be reduced to a six-month period from the termination date, and (4) unvested options granted to Mr. Connerty in 2004 will be accelerated to a six-month vesting period and vested options granted in 2004 will be exercisable for a period equal to one month for each month of Mr. Connerty’s employment, with a minimum of six months and a maximum of 36 months after his termination date.

CERTAIN TRANSACTIONS

Brian Haveson resigned as our President and Chief Executive Officer on December 20, 2002, and resigned from our Board on February 19, 2003. We entered into a two-year consulting agreement with Mr. Haveson on December 20, 2002. Among other things, the agreement required that Mr. Haveson be available to provide us with advice concerning our business, operations and industry in which we operate, including assistance with the transition of management responsibilities. As consideration for the agreement, we agreed to pay Mr. Haveson $20,833 per month and, either provide health care continuation for him and his immediate family, or pay him an additional amount to pay for health care coverage. During 2003 and 2004, we made cash payments to Mr. Haveson totaling $245,929 and $225,670, respectively, and made payments for health care coverage on his behalf of $4,071 and $3,497, respectively.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of March 31, 2005, and as adjusted to reflect the sale of common stock offered in this offering, for:

•	the selling stockholders;

•	each person (or group of affiliated persons) who is known by us to beneficially own more than 5% of our common stock;

•	each of our directors and our named executive officers; and

•	all of our directors and executive officers as a group.

	Shares Beneficially Owned Before Offering(1)		Shares Offered Hereby	Shares Beneficially Owned After Offering(1)
	Number	Percentage		Number	Percentage
5% Holders
NewSpring Ventures, L.P.(2)(3) 500 North Gulph Road, Suite 500 King of Prussia, PA 19406	4,459,055	14.5%	1,937,500	2,521,555	7.7%

Stephen J. Clearman(4) 1 Executive Drive, Suite 160 Fort Lee, NJ 07024	2,113,416	6.9	—	2,113,416	6.5

Kinderhook Partners, LP(4) Kinderhook GP, LLC 1 Executive Drive, Suite 160 Fort Lee, NJ 07024	1,698,416	5.5	—	1,698,416	5.2

Gilder, Gagnon, Howe & Co. LLC(5) 1775 Broadway, 26th Floor New York, NY 10019	2,352,969	7.6	—	2,352,969	7.2

Other Selling Stockholders
Eastern Technology Fund, L.P.(6) 500 North Gulph Road, Suite 500 King of Prussia, PA 19406	439,574	1.4	62,500	377,074	1.2

The Musser Foundation(7)	305,114	1.0	80,000	225,114	*
435 Devon Park Drive, Building 500 Wayne, PA 19087

Executive Officers and Directors(8)
Michael J. Hagan	2,368,381	7.7	200,000	2,168,381	6.6
George Jankovic	869,784	2.8	300,000	569,784	1.7
James D. Brown(9)	516,666	1.7	35,000	481,666	1.5
Bruce Blair	—	—	—	—	—
Thomas F. Connerty	4,500	*	—	4,500	*
Brendon R. Perero(10)	106,075	*	—	106,075	*
Ian J. Berg(3)(6)	509,844	1.7	62,500	447,344	1.4
Michael A. DiPiano(2)	4,459,055	14.5	1,937,500	2,521,555	7.7
Warren V. Musser(7)(11)	70,388	*	—	70,388	*
Brian P. Tierney(11)	164,019	*	—	164,019	*
Stephen T. Zarrilli	31,500	*	—	31,500	*
All directors and executive officers as a group (11 persons)(12)	9,100,212	29.0	2,535,000	6,565,212	19.8

* Less than 1%.

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Under those rules and for purposes of the table above (a) if a person has decision making power over either the voting or the disposition of any shares, that person is generally deemed to be a beneficial owner of those shares; (b) if two or more persons have decision making power over either the voting or the disposition of any shares, they will be deemed to share beneficial ownership of those shares, in which case the same shares will be included in share ownership totals for each of those persons; and (c) if a person held options to purchase shares that were exercisable on, or became exercisable within 60 days of, March 31, 2005, that person will be deemed to be the beneficial owner of those shares and those shares (but not shares that are subject to options held by any other stockholder) will be deemed to be outstanding for purposes of computing the percentage of the outstanding shares that are beneficially owned by that person.

(2)	The shares set forth as beneficially owned by Mr. DiPiano and NewSpring Ventures, L.P. consist of the 4,409,055 shares owned by NewSpring Ventures, L.P. and 50,000 shares issuable upon exercise of outstanding options owned by Mr. DiPiano, which he has agreed to contribute to NewSpring Ventures, L.P. upon exercise. Mr. DiPiano is a general partner of NewSpring Ventures, L.P. and Chairman and Chief Executive Officer and a director of Progress Capital II, Inc. Marc R. Lederman and Brian B. Murphy are partners in NewSpring Ventures, L.P. and officers and, in the case of Mr. Murphy, a director, of Progress Capital II, Inc. Progress Capital II, Inc. is the general partner of Progress Capital II, L.P., which is the general partner of NewSpring Ventures, L.P.

(3)	Ian J. Berg is on the investment committee of NewSpring Ventures, L.P. and the board of Progress Capital II, Inc., but the shares set forth as beneficially owned by Mr. Berg do not include any of NewSpring Ventures’ shares, and Mr. Berg disclaims beneficial ownership of these shares.

(4)	The shares set forth as beneficially owned by Stephen J. Clearman consist of 415,000 shares for which he has sole voting and dispositive power, and 1,698,416 shares for which he shares voting and dispositive power with Kinderhook Partners, LP and Kinderhook GP, LLC. Mr. Clearman is the managing member of Kinderhook GP, LLC, which is the general partner of Kinderhook Partners, LP. This information is as of December 31, 2004, based on a Schedule 13G (Amendment No. 1) filed with the Commission on February 2, 2005.

(5)	The shares set forth as beneficially owned by Gilder, Gagnon, Howe & Co. LLC include 2,236,654 shares held in customer accounts over which its partners and/or employees of have discretionary authority to dispose of or direct the disposition of the shares, 90,815 shares held in accounts owned by its partners and their families, and 25,500 shares held in the account of its profit-sharing plan. This information is as of February 28, 2005, based on a Schedule 13G filed with the Commission on March 10, 2005.

(6)	Eastern Technology Fund, L.P. owns 439,574 shares. The shares set forth as beneficially owned by Mr. Berg consist of the 439,574 shares owned by Eastern Technology Fund, L.P., 178 shares owned by Eastern Technology Fund, L.P., 133 shares owned by the Berg Family Trust, of which Mr. Berg’s spouse is a trustee, 89 shares owned by his spouse, 19,870 shares owned directly by Mr. Berg and 50,000 shares issuable upon exercise of outstanding options owned by Mr. Berg. Mr. Berg is a managing director of Eastern Technology Fund, L.P.

(7)	The shares set forth as beneficially owned by Warren V. Musser do not include the shares owned by The Musser Foundation because Mr. Musser has no voting or dispositive power with respect to the shares owned by the Musser Foundation.

(8)	The shares set forth as beneficially owned by our executive officers and directors do not include the following outstanding options because they are not exercisable within 60 days of March 31, 2005: Mr. Hagan—349,334; Mr. Jankovic—693,000; Mr. Brown—118,334; Mr. Blair—125,000; Mr. Connerty—525,000 and Mr. Perero—23,334.

(9)	Includes for Mr. Brown 300,000 shares issuable upon exercise of outstanding options.

(10)	Includes for Mr. Perero 61,581 shares issuable upon exercise of outstanding options.

(11)	Includes for each of Messrs. Musser and Tierney 50,000 shares issuable upon exercise of outstanding options.

(12)	Includes a total of 561,581 shares issuable upon exercise of outstanding options. Includes before the offering, 4,459,055 shares held by NewSpring Ventures, L.P. and 439,574 shares held by Eastern Technology Fund, L.P. See Notes (2) and (6).

UNDERWRITING

Thomas Weisel Partners LLC, Legg Mason Wood Walker, Incorporated and The Seidler Companies Incorporated are the underwriters in this offering. Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC
Legg Mason Wood Walker, Incorporated
The Seidler Companies Incorporated

Total	4,415,000

Of the 4,415,000 shares to be purchased by the underwriters, 1,800,000 shares will be purchased from us and 2,615,000 will be purchased from the selling stockholders.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

The underwriting agreement provides that we and the selling stockholders will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act of 1933, as amended, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about             , 2005.

Over-Allotment Option

We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 662,250 additional shares of our common stock at the public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus. All of the 662,250 shares will be sold by us, and none will be sold by the selling stockholders. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Commissions and Discounts

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $             per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may re-allow, concessions not in excess of $             per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the selling stockholders and the proceeds, before expenses, payable to us and the selling stockholders:

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to us
Proceeds, before expenses, to selling stockholders

Indemnification of Underwriters

We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933, as amended. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

The underwriters will require our directors, our executive officers and the selling stockholders to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Thomas Weisel Partners LLC for a period of 90 days after the date of this prospectus, other than (i) gifts of our common stock, provided that the donees agree to be bound by the foregoing terms, (ii) transfers of our common stock to trusts, provided that the trustees agree to be bound by the foregoing terms and that such transfers do not involve disposition for value, (iii) bequests of our common stock through a will or under the laws of descent, provided that the donees agree to be bound by the foregoing terms, (iv) to the underwriters pursuant to the underwriting agreement, and (v) transactions relating to shares acquired in open market transactions after the completion of this offering. Notwithstanding the foregoing, if (a) during the period that begins on the date that is 18 calendar days before the last day of the 90-day period and ends on the last day of the 90-day period, we issue an earnings release or publicly announce material news or if a material event relating to us occurs, or (b) prior to the expiration of the 90-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the above restrictions will continue to apply until the expiration of the 18-day period after the date we issued the earnings release, publicly announced the material news or the material event occurred unless otherwise waived by Thomas Weisel Partners LLC.

We have agreed that, for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, except for the shares of our common stock issuable (i) upon exercise of options, warrants and convertible securities outstanding on the date of this prospectus and (ii) the shares of our common stock that are issued or options or other incentive awards that are granted under our employee benefit plans. These restrictions will remain in effect beyond the 90-day period under the same circumstances described in the immediately preceding paragraph.

American Stock Exchange Listing

Our common stock is quoted on the American Stock Exchange under the symbol “NSI.”

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short Sales.    Short sales involve sales by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase shares or by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing Transactions.    The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty Bids.    If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the American Stock Exchange, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions discussed above may have on the price of our common stock. If these transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania, and for the underwriters by Reed Smith LLP, Philadelphia, Pennsylvania. A member of Morgan, Lewis & Bockius LLP owns a total of 16,884 shares of our common stock.

EXPERTS

Our audited consolidated financial statements as of December 31, 2004 and 2003, and for each of the years in the three year period ended December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission with respect to the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information.

We also file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W. Washington, DC 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the office of the American Stock Exchange at 86 Trinity Place, New York, New York 10006.

INCORPORATION BY REFERENCE

The SEC permits us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. However, any information contained herein shall modify or supersede information contained in documents we filed with the SEC before the date of this prospectus.

We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering is completed:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

•	our Current Reports on Form 8-K, filed with the SEC on April 20, 2005 and May 3, 2005.

•	the description of our common stock contained in Form 8-A under the Exchange Act filed on May 7, 2004, including any amendment or report filed for the purpose of updating such description.

If you request a copy of any or all of the documents incorporated by reference by written or oral request, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to NutriSystem, Inc., 200 Welsh Road, Horsham, Pennsylvania 19044, Attention: James D. Brown, (215) 706-5302.

nutrisystem®

Broadcast Health Journalist,
Kat Carney

before
after

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TV's "Joe Millionaire" Star,
Zora Andrich

PROSPECTUS , 2005

4,415,000 Shares

Common Stock

Thomas Weisel Partners LLC

Legg Mason Wood Walker

Incorporated

The Seidler Companies

Incorporated

Neither NutriSystem, Inc., the selling stockholders nor any of the underwriters has authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in circumstances under which the offer or solicitation is unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the estimated expenses of the issuance and distribution of the securities offered hereby, which will be paid by the registrant and certain selling stockholders on a pro rata basis.

Registration fee		$5,516.00
Printing fees		*
Legal fees		*
Accounting fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The registrant’s certificate of incorporation permits indemnification to the fullest extent permitted by Delaware law. The registrant’s bylaws require the registrant to indemnify any person who was or is an authorized representative of the registrant, and who was or is a party or is threatened to be made by a party to any corporate proceeding, by reason of the fact that such person was or is an authorized representative of the Registrant, against judgments, penalties, fines and amounts paid in settlement and expenses actually and reasonably incurred by such person in connection with such third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the registrant and, with respect to any criminal third party proceeding (including any action or investigation which could or does lead to any criminal third party proceedings) had no reasonable cause to believe such conduct was unlawful. The registrant shall also indemnify any person who was or is an authorized representative of the registrant and who was or is a party or is threatened to be made a party to any corporate proceeding by reason of the fact that such person was or is an authorized representative of the registrant, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such corporate action if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the registrant, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the registrant unless and only to the extent that the Delaware Court of Chancery or the court in which such corporate proceeding was pending shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such authorized representative is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Such indemnification is mandatory under the registrant’s bylaws as to expenses actually and reasonably incurred to the extent that an authorized representative of the registrant had been successful on the merits or otherwise in defense of any third party or corporate proceeding or in defense of any claim, issue or matter therein. The determination of whether an individual is entitled to indemnification may be made by a majority of disinterested directors, independent legal counsel in a written legal opinion or the stockholders. Delaware law also permits indemnification in connection with a proceeding brought by or in the right of the registrant to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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ITEM 16.    EXHIBITS.

The exhibits filed as part of this registration statement are as follows:

Exhibit Number	Description
*1.1	Form of Underwriting Agreement

3.1	Certificate of Amendment of Certificate of Incorporation, filed June 20, 2000

3.2	Certificate of Amendment of Certificate of Incorporation, filed May 6, 2003

*5.1	Opinion of Morgan, Lewis & Bockius LLP regarding the legality of the securities being registered

10.1	2000 Equity Incentive Plan for Outside Directors and Consultants, as amended and restated May 6, 2004

10.2	2000 Equity Incentive Plan for Employees, as amended and restated May 6, 2004

23.1	Consent of KPMG LLP

*23.2	Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5 hereto)

24.1	Power of Attorney (included on signature page to this registration statement)

*	To be filed by amendment.

ITEM 17.    UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1)	that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed by the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Horsham, Pennsylvania as of May 3, 2005.

NUTRISYSTEM, INC.

By:	/s/ Michael J. Hagan
Michael J. Hagan Chairman of the Board and Chief Executive Officer

Each individual whose signature appears below hereby constitutes and appoints each of Michael J. Hagan and James D. Brown, and each of them, as his true and lawful attorneys-in-fact and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned to sign and file with the Securities and Exchange Commission under the Securities Act of 1933: (i) any and all pre-effective and post-effective amendments to this registration statement, (ii) any registration statement relating to this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, (iii) any exhibits to any such registration statement or pre-effective or post-effective amendments or (iv) any and all applications and other documents in connection with any such registration statement or pre-effective or post-effective amendments, and generally to do all things and perform any and all acts and things whatsoever requisite and necessary or desirable to enable the Registrant to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities indicated on the 3rd day of May, 2005.

Signature	Title	Date
/s/ Michael J. Hagan Michael J. Hagan	Chairman of the Board and Chief Executive Officer (principal executive officer)	May 3, 2005

/s/ James D. Brown James D. Brown	Executive Vice President, Chief Financial Officer, Secretary and Treasurer (principal financial and accounting officer)	May 3, 2005

/s/ George Jankovic George Jankovic	President, Chief Operating Officer and Director	May 3, 2005

/s/ Ian J. Berg Ian J. Berg	Director	May 3, 2005

/s/ Michael A. DiPiano Michael A. DiPiano	Director	May 3, 2005

/s/ Warren V. Musser Warren V. Musser	Director	May 3, 2005

/s/ Brian P. Tierney Brian P. Tierney	Director	May 3, 2005

/s/ Stephen T. Zarrilli Stephen T. Zarrilli	Director	May 3, 2005

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EXHIBIT INDEX

Exhibit Number	Description
*1.1	Form of Underwriting Agreement

3.1	Certificate of Amendment of Certificate of Incorporation, filed June 20, 2000

3.2	Certificate of Amendment of Certificate of Incorporation, filed May 6, 2003

*5.1	Opinion of Morgan, Lewis & Bockius LLP regarding the legality of the securities being registered

10.1	2000 Equity Incentive Plan for Outside Directors and Consultants, as amended and restated May 6, 2004

10.2	2000 Equity Incentive Plan for Employees, as amended and restated May 6, 2004

23.1	Consent of KPMG LLP

*23.2	Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5 hereto)

24.1	Power of Attorney (included on signature page to this registration statement)

*	To be filed by amendment.